Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
SALAR, INC.,
THE PRINCIPAL STOCKHOLDERS,
THE SELLERS' REPRESENTATIVE,
TRANSCEND SERVICES, INC.
AND
SALAR ACQUISITION CORPORATION
JULY 29, 2011

4.25 Customers and Suppliers	42
4.26 Warranties to Customers	42
4.27 Internal Controls	43
4.28 Accounts Receivable	43
4.29 Cash Amount	43
4.30 Accuracy of Information Furnished by the Company	43

Article V REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL STOCKHOLDERS	44
5.1 Authorization	44
5.2 Absence of Conflicts	44
5.4 Title	45
5.5 Litigation	45

Article VI REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB	45
6.1 Organization and Power	45
6.2 Authorization of Transaction	45
6.3 Absence of Conflicts	46
6.4 Litigation	46
6.5 Brokers’ Fees	46

Article VII TAX MATTER COVENANTS	46
7.1 Certain Tax Matters	46

Article VIII EMPLOYMENT MATTER COVENANTS	50
8.1 New Employment Arrangements	50
8.2 COBRA Coverage	51
8.3 Director and Officer Indemnification and Insurance	51
8.4 WARN Obligations	52

Article IX SURVIVAL, INDEMNIFICATION AND RELATED MATTERS	52
9.1 Survival	52
9.2 Indemnification	52
9.3 Manner of Payment	58

Article X ADDITIONAL AGREEMENTS	58
10.1 Press Releases and Announcements	58
10.2 Further Assurances	58
10.3 Expenses	58
10.4 Sellers' Representative	59
10.5 Post Closing Financial Statements	60

Article XI MISCELLANEOUS	60
11.1 Amendment	60
11.2 Waiver	60
11.3 Notices	60
11.4 Binding Agreement; Assignment	61

11.5 Severability.	61
11.6 No Strict Construction	61
11.7 Captions	61
11.8 Entire Agreement	62
11.9 Counterparts	62
11.10 Governing Law; Venue	62
11.11 Waiver of Jury Trial	62
11.12 Parties of Interest	62
11.13 Exhibits and Schedules	62
11.14 Certain Interpretive Matters and Definitions	62

LIST OF EXHIBITS1
Exhibit A    Form of Payment Agent Agreement
Exhibit B    Form of Escrow Agent Agreement
Exhibit C    Form of Transmittal Letter
Exhibit D    Form of Noncompetition Agreement
Exhibit E    Form of Sellers' Representative Agreement
Exhibit F    Form of Legal Opinion

1 Exhibits not filed herewith pursuant to 601(b)(2) of Regulation S-K. The registrant will supplementally provide a copy of such schedule or exhibit to the Commission upon request.

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of July 29, 2011, by and among Salar, Inc., a Maryland corporation (the “Company”); the stockholders of the Company listed on the signatures pages hereto (the “Principal Stockholders”); Todd Johnson, an individual resident of the State of Maryland, as the Sellers' Representative (as defined herein); Transcend Services, Inc., a Delaware corporation (the “Buyer”); and Salar Acquisition Corporation, a Maryland corporation (the “Merger Sub”). The Company, the Principal Stockholders, the Sellers' Representative, the Buyer and the Merger Sub are each referred to herein as a “Party” and collectively as the “Parties.”
STATEMENT OF PURPOSE
A.    The Buyer, the Merger Sub and the Company wish to effect a business combination through a merger of the Merger Sub with and into the Company on the terms and conditions set forth in this Agreement and in accordance with the Maryland Corporations and Associations Code (the “MCAC”).
B.    The respective Boards of Directors of each of the Buyer, the Merger Sub and the Company have (i) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (ii) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of their corporation and their corporation's stockholders.
C.    The requisite Stockholders of the Company have duly approved and adopted this Agreement, the Merger and the Transaction (as defined below) in accordance with the MCAC.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual promises made herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article I
DEFINITIONS
“Action” means any claims, charges, arbitrations, grievances, actions, suits, proceedings or investigations.
“Affidavit” has the meaning set forth in Section 2.10(b).
“Affiliate” means and includes, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such specified Person, whether through the ownership of voting securities, contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any similar combined, consolidated or unitary group defined under any state, local or foreign income Tax law).
“Aggregate Option Price Amount” means the aggregate exercise prices of all Options (not including Options for which the exercise price is greater than the Per Share Transaction Consideration with respect to the Common Stock) outstanding immediately prior to the Closing, which aggregate exercise price for each such Option shall be equal to the product of (i) the number of shares of Common Stock that would be issued upon the exercise of such Option multiplied by (ii) the exercise price per share of Common Stock for such Option.
“Agreement” has the meaning set forth in the introductory paragraph hereof.
“Ancillary Agreements” means the other agreements attached (or forms of which are attached) as exhibits to this Agreement, and any document, certificate or instrument delivered pursuant hereto or thereto, including, without limitation, an Agreement to Terminate Stockholders' Agreement to be entered into by and among the Company and the Sellers' Representative (on behalf of the Stockholders), pursuant to which the Stockholders' Agreement shall be terminated.
“Approval Threshold” has the meaning set forth in Section 3.1(e).
“Articles of Incorporation” means the Company's Articles of Amendment and Restatement, as filed with the Maryland State Department of Assessments & Taxation on November 6, 2009, as amended.
“Articles of Merger” has the meaning set forth in Section 2.2.
“Basket” has the meaning set forth in Section 9.2(e)(iii).
“Business Day” means any day other than Saturday, Sunday or any other day on which banks in Atlanta, Georgia or New York, New York are closed.
“Buyer” has the meaning set forth in the introductory paragraph hereof.
“Buyer Indemnitees” has the meaning set forth in Section 9.2(a)(iii).
“Cap Amounts” means, collectively, the General Representations Cap Amount and the Purchase Price Cap Amount.
“Capitalized Lease Indebtedness” means the Indebtedness of the Company as of the Effective Time which constitutes capitalized leases as defined by GAAP.
“Cash” means the amount of cash and cash equivalents (determined in accordance with GAAP).
“Cash Amount” means $100,000.00.
“CERCLA” means the Comprehensive Environmental Response, Compensation and

Liability Act (42 U.S.C. § 9601, et seq.), as amended, and all rules, regulations and standards issued thereunder.
“Certificates” means a collective reference to the Common Certificates.
“Closing” has the meaning set forth in Section 2.8.
“Closing Date” has the meaning set forth in Section 2.8.
“COBRA” has the meaning set forth in Section 4.15(j).
“COBRA Coverage” means continuation coverage required under Section 4980B of the Code and Part 6 of Title I of ERISA or any similar state law.
“COBRA Covered Employees” has the meaning given that term in Section 8.2.
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Certificate” shall mean a stock certificate which immediately prior to the Effective Time represented any shares of Common Stock.
“Common Stock” means the shares of the Company's Common Stock, par value $0.001 per share.
“Company” has the meaning set forth in the introductory paragraph hereof.
“Company Bylaws” means the Bylaws of the Company, effective as of October 4, 2001, as amended.
“Company Intellectual Property” means any and all Technology and any and all Intellectual Property Rights associated therewith, including Company Registered Intellectual Property Rights, that is or are owned (in whole or in part) by, purported to be owned by, exclusively licensed to or otherwise exclusively controlled by, or purported to be exclusively licensed to or otherwise exclusively controlled by, the Company.
“Company Registered Intellectual Property Rights” means all of the Registered Intellectual Property owned by, filed in the name of, or applied for the Company.
“Company Software” has the meaning set forth in Section 4.12(v) of this Agreement.
“Company Stock” means the Common Stock.
“Confidential Information” means any confidential information with respect to the Company's business, including methods of operation, pending or completed acquisitions of any company, division or other business unit, prices, fees, costs, plans, designs, technology, inventions, trade secrets, know-how, software, marketing methods, policies, plans, personnel, customers, suppliers, competitors, markets or other specialized information or proprietary matters.

“Confidentiality Agreement” means that certain confidentiality agreement between the Buyer and the Company, dated April 7, 2011.
“Contract” means any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement, whether written or oral.
“Copyrights” has the meaning set forth within the definition of Intellectual Property Right(s) herein.
“Customers” has the meaning set forth in Section 4.25(a).
“Designated Representations” has the meaning set forth in Section 9.1.
“Dispute Period” means the period ending thirty (30) days following receipt by an Indemnifying Party of a notice from an Indemnified Party pursuant to Section 9.2(c)(i).
“Dissenting Shares” has the meaning set forth in Section 2.7.
“Domain Names” has the meaning set forth within the definition of Intellectual Property Right(s) herein.
“Effective Time” has the meaning set forth in Section 2.2.
“Environmental Liabilities” means any Liabilities that are (a) related to environmental issues, or (b) based upon or related to Pollutants or any provision of Environmental Requirements, including the following such Liabilities: (i) fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including reasonable attorneys' and consultants' fees), expenses and disbursements; (ii) defense and other responses to any administrative or judicial Proceeding (including notices, claims, complaints, Orders, suits and other assertions of Liability); and (iii) financial responsibility for cleanup costs and injunctive relief, including any corrective or remedial actions, and natural resource damages or remedial measures.
“Environmental Requirements” means all Legal Requirements concerning pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, distribution, labeling, testing, processing, Release, threatened Release, control, or cleanup of any Pollutants, as such of the foregoing are in effect, prior to or on the Closing Date.
“ERISA” has the meaning set forth in Section 4.15(f).
“Escrow Agent” means JPMorgan Chase Bank, National Association.
“Escrow Agreement” means the Escrow Agreement dated as of the Closing Date by and among the Buyer, the Escrow Agent and the Sellers' Representative, in substantially the form of Exhibit B attached hereto.
“Escrow Amount” means $1,000,000, less any reductions therefrom made in accordance with the terms of the Escrow Agreement.
“Escrow Fund” has the meaning set forth in Section 2.10(b)
“Existing Debt” means all Indebtedness of the Company existing immediately prior to the Closing, other than trade payables incurred in the Ordinary Course of Business and not greater than 30 days past due as of the Closing Date.
“Existing Debt Payoff Amount” means the amount necessary to fully discharge the Existing Debt outstanding as of the Closing, including any fees and expenses due in connection with such discharge.
“Financial Statements” has the meaning set forth in Section 10.5.
“Fundamental Representations” has the meaning set forth in Section 9.1.
“GAAP” means United States generally accepted accounting principles, consistently applied.
“General Representations Cap Amount” means an amount equal to fifty percent (50%) of (i) the Payment Fund Amount, plus (ii) any amounts released to the Holders from the Escrow Fund upon the termination of the Escrow Agreement.
“General Representations Losses” has the meaning set forth in Section 9.2(e)(i).
“Governmental Authority” means any domestic or foreign government, including any federal, provincial, state, territorial or municipal government, and any government agency, court, tribunal, commission or other instrumentality or authority exercising or purporting to exercise executive, legislative, judicial, regulatory or administrative functions of government.
“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended, and the rules and regulations thereunder.
“HITECH” means the Health Information Technology for Economic and Clinical Health Act, enacted as part of the American Recovery and Reinvestment Act of 2009, as amended, and the rules and regulations thereunder.
“Holder” means a holder of Company Stock or Options.
“Indebtedness” means, with respect to the Company, without duplication, (i) any indebtedness or past due payables owed to any vendors, suppliers or other Persons by the Company, (ii) any indebtedness for borrowed money, whether short term or long term, or for the deferred purchase price of property or services, (iii) any Capitalized Lease Indebtedness or other indebtedness arising under conditional sales contracts and other similar title retention instruments, (iv) all Liability in respect of outstanding letters of credit and similar obligations, (v) all interest, fees, prepayment premiums, penalties, breakage costs and other expenses owed with respect to indebtedness described in the foregoing clauses (i) through (iv), and (vi) all indebtedness referred to in the foregoing clauses

(i) through (v) of any Person other than the Company that is directly or indirectly guaranteed by the Company.
“Indemnified Party” has the meaning set forth in Section 9.2(c)(i).
“Indemnifying Party” has the meaning set forth in Section 9.2(c)(i).
“Independent Accountant” has the meaning set forth in Section 7.1(b).
“Intellectual Property Right(s)” means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States and foreign patents and utility models, including utility patents, design patents, and all applications therefor and all reissues, divisionals, re-examinations, corrections, renewals, extensions, provisionals, continuations and continuations in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries, including, without limitation, invention disclosures (“Patents”); (ii) all trade secrets, research records, processes, procedures, manufacturing formulae, technical know-how, technology, blue prints, designs, plans, inventions and confidential or proprietary information throughout the world (“Trade Secrets”); (iii) all copyrights, copyright registrations and applications therefore and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) all mask works, mask work registrations and applications therefore, and any equivalent or similar rights (“Mask Works”); (v) all industrial designs and any registrations and applications therefore throughout the world; (vi) all rights in domain names and applications and registrations therefore (“Domain Names”); (vii) all trade names, trade dress, logos or other corporate designations, common law trademarks and service marks, trademark and service mark registrations and applications therefore and all goodwill associated therewith throughout the world (“Trademarks”); and (viii) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world, including, without limitation, moral rights and publicity rights.
“Interim Financial Statements” has the meaning set forth in Section 4.6.
“IRS” means the Internal Revenue Service.
“Key Shareholders” means each of Gabriel Weisz, Meir Gottlieb, and Todd Johnson.
“Knowledge” means with respect to an individual, that such individual will be deemed to have knowledge of a particular fact or other matter if that individual is actually aware of that fact or matter, following reasonable inquiry. As applied to the Company in this Agreement, “Knowledge” means that any of Todd Johnson, Meir Gottlieb and Gabriel Weisz is actually aware of a particular fact or other matter, following reasonable inquiry. As applied to the Buyer or the Merger Sub in this Agreement, “Knowledge” means that any of Lance Cornell, Deb Lickhalter, Jeff Felshaw, Cherise Tasker, Scott Robertson or Ken Ravenelle is actually aware of a particular fact or other matter, following reasonable inquiry.
“Law” means any statute, law (including common law), constitution, treaty, ordinance, code, order, decree, judgment, rule, regulation and any other binding requirement or determination of any Governmental Authority.

“Leased Premises” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other similar non-fee simple interest in real property held by the Company.
“Leases” means all leases, subleases, or other contracts pursuant to which the Company holds any Leased Premises.
“Legal Requirement” means and includes any federal, state, provincial, local, municipal, foreign, international, multinational, judicial Orders and determinations or other administrative Orders and determinations, constitution, law, ordinance, regulation or similar provision having the force or effect of law, rule or principle of common law, regulation, statute, or treaty, as the same are in effect or enacted on or prior to the Closing Date.
“Letter of Transmittal” means a letter of transmittal in the form attached hereto as Exhibit C.
“Liability” or “Liabilities” means all liabilities, obligations or commitments of any nature whatsoever, asserted, or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.
“Licenses” has the meaning set forth in Section 4.14.
“Lien” means any security interest, pledge, bailment (in the nature of a pledge or for purposes of security), mortgage, deed of trust, the grant of a power to confess judgment, conditional sales and title retention agreement (including any lease in the nature thereof), charge, encumbrance or other similar arrangement with respect to real or personal property, in each case, other than Permitted Liens.
“Loss” or “Losses” has the meaning set forth in Section 9.2(a)(i).
“Mask Works” has the meaning set forth within the definition of Intellectual Property Right(s) herein.
“Material Adverse Change” means, any effect or change that would be (or would reasonably be expected to be) materially adverse to the business, assets, condition (financial or otherwise), operating results, operations of the Company, taken as a whole, or to the ability of the Company to consummate timely the transactions contemplated hereby.
“Material Contracts” has the meaning set forth in Section 4.11(a).
“MCAC” has the meaning set forth in the Statement of Purpose.
“Merger” has the meaning set forth in Section 2.1.
“Merger Consideration” has the meaning set forth in Section 2.5.
“Merger Sub” has the meaning set forth in the introductory paragraph hereof.

“Noncompetition Agreement” has the meaning set forth in Section 3.2(a).
“OFAC” has the meaning set forth in Section 4.21(b).
“Option” means an option to purchase Common Stock that has been granted by the Company.
“Option Consideration” means with respect to an Option an amount equal to the share of the Merger Consideration as set forth on Schedule 2.5 hereof under the heading “Option Consideration” allocated to the Optionholder, which amount shall be equal to the product of (a) the excess, if any, of the Per Share Transaction Consideration with respect to the Common Stock over the exercise price per share of such Option and (b) the number of shares of Common Stock issuable upon exercise of such Option (with the aggregate amount of such payment rounded down to the nearest cent).
“Optionholder” means a holder of an Option.
“Order” means any order, injunction, judgment, decree, ruling, writ, arbitration decision, award or assessment of a Governmental Authority.
“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to nature, scope, magnitude, quantity and frequency) that does not require any board of director or shareholder approval or any other separate or special authorization of any nature and similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business.
“Party” and “Parties” has the meaning set forth in the introductory paragraph hereof.
“Patents” has the meaning set forth in the definition of Intellectual Property Rights herein.
“Payment Agent” means JPMorgan Chase Bank, National Association.
“Payment Agent Agreement” means the Payment Agent Agreement dated as of the Closing Date by and among the Buyer, the Company, the Sellers' Representative and the Payment Agent in substantially the form of Exhibit A attached hereto.
“Payment Fund” has the meaning set forth in Section 2.10(a).
“Payment Fund Amount” means an amount equal to the Merger Consideration less the Escrow Amount.
“Pension Plan” has the meaning set forth in Section 4.15(h).
“Per Share Transaction Consideration” means the quotient obtained by dividing (i) the sum of (A) the Merger Consideration and (B) the Aggregate Option Price Amount, by (ii) the number of shares of Common Stock issued and outstanding on a fully diluted (assuming exercise of all

Options) basis immediately prior to Closing.
“Permitted Liens” means:
(i)liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures;
(ii)mechanics, carriers', workmen's, repairmen's or other like liens arising or incurred in the ordinary course of business;
(iii)easements, rights of way, zoning ordinances and other similar encumbrances affecting leasehold interests in real property; and
(iv)liens arising under equipment leases with third parties entered into in the ordinary course of business and any liens arising under that certain lease agreement dated February 16, 2010, pursuant to which the Company leases a copier from CIT Technology Financing Services, Inc.
(v)
“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority.
“Plan” has the meaning set forth in Section 4.15(f).
“Pollutant” includes any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in CERCLA; any “hazardous waste” as that term is defined in RCRA; and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended; and including any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, polychlorinated biphenyls (PCBs), toxic chemical, dioxins, dibenzofurans, contaminant, heavy metals (to the extent they do not occur naturally), radon gas, mold, mold spores and mycotoxins and radiation; and including any other substance, waste or material that is reasonably determined to present a threat, hazard or risk to human health or the environment or is regulated by, or for which standards of conduct are imposed under, any Environmental Requirement.
“Post-Closing Financial Statements” has the meaning set forth in Section 10.5.
“Pre-Closing Tax Period” means all Taxable periods ending on or before the Closing Date and the portion of any Taxable period through the Tax Effective Time that includes (but does not end on) the Closing Date.
“Principal Stockholders” has the meaning set forth in the introductory paragraph hereof.
“Prior Year Financial Statements” has the meaning set forth in Section 4.6.
“Pro Rata Percentage” means with respect to each Holder, a percentage equal to the pro rata share of the Merger Consideration payable to such Holder in accordance with the Articles of Incorporation as set forth on Schedule 2.5 attached hereto.
“Proceeding” means any action, arbitration, audit, demand, examination, hearing, claim,

complaint, charge, investigation, litigation, proceeding or suit (whether civil, criminal, administrative, judicial or investigative, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.
“PTO” has the meaning set forth in Section 4.12(a).
“Public Software” has the meaning set forth in Section 4.12(v).
“Purchase Price Cap Amount” means an amount equal to the Merger Consideration.
“RCRA” means the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), as amended, and all rules, regulations and standards issued thereunder.
“Registered Intellectual Property Right(s)” means any and all United States, foreign, national and international: (i) Patents; (ii) registered Trademarks, applications to register Trademarks, including intent to use applications, or other registrations or applications related to Trademarks; (iii) Copyrights registrations and applications to register Copyrights; (iv) Mask Work registrations and applications to register Mask Works; (v) Domain Name registrations; and (vi) any other Intellectual Property Rights related thereto that are the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public or private legal authority at any time.
“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Pollutant).
“Representative” means, with respect to a particular Person, any director, officer, manager, member, partner, stockholder, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.
“Safety Requirements” means all Legal Requirements concerning public health and safety, product safety, product liability, worker health and safety, including the Occupational Safety and Health Act, as enacted or in effect, on or prior to the Closing Date.
“Sellers' Representative” has the meaning set forth in Section 10.4.
“Sellers' Representative Agreement” has the meaning set forth in Section 10.4.
“Sellers' Representative Parties” has the meaning set forth in Section 10.4.
“Soliciting Materials” has the meaning set forth in Section 7.8(a).
“Stock Option Plan” means the Salar, Inc. 2001 Stock Incentive Plan adopted on October 3, 2001.
“Stockholder” means a holder of Company Stock.

“Stockholder Indemnitees” has the meaning set forth in Section 9.2(b).
“Stockholders' Agreement” has the meaning set forth in Section 4.3.
“Stockholders' Transaction Expenses” means, to the extent payable by the Company (and not paid by the Company or the Holders before the Closing), all costs and expenses incurred by or on behalf of the Company and the Holders in connection with the preparation, execution and performance of this Agreement and the Ancillary Agreements, including all fees and out of pocket expenses due all attorneys, accountants and financial advisors of the Company and the Holders (but excluding, for the avoidance of doubt, any income Taxes imposed on the Holders as a result of the Transaction).
“Straddle Period” has the meaning set forth in Section 7.1(c).
“Sufficient Stockholder Vote” has the meaning set forth in Section 4.2.
“Surviving Corporation” has the meaning set forth in Section 2.1.
“Tangible Personal Property” means all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property owned or leased by the Company.
“Tax” or “Taxes” means (i) any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing, (ii) any Liability for or in respect of the payment of any amount of a type described in clause (i) of this definition as a result of being or having been a member of an Affiliated Group, or (iii) any Liability for or in respect of the payment of any amount described in clauses (i) or (ii) of this definition as a transferee or successor, by contract or otherwise.
“Tax Benefit” means any refund, credit or other reduction in otherwise required Tax payments.
“Tax Contest” means any audit, claim, dispute or controversy relating to Taxes, including any such Proceeding, assessment or adjustment.
“Tax Effective Time” has the meaning set forth in Section 7.1(c).
“Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related, supporting, supplemental, or amending Schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Technology” means any or all of the following: (i) products of the Company and any works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, net lists, formulas, records, data and mask works; (ii) inventions (whether or not patentable), ideas, improvements, discoveries, developments, designs and techniques, information regarding plans for research, and technology; (iii) proprietary and confidential information, including technical data and customer and supplier lists and information related thereto, financial analysis, marketing and selling plans, business plans, budgets and unpublished financial statements, licenses, prices and costs, general intangibles, trade secrets and know how; (iv) databases, data compilations and collections and technical data; (v) logos, trade names, trade dress, Trademarks, service marks; (vi) domain names and websites; (vii) tools, services, methods and processes; and (viii) all instantiations of the foregoing in any form and embodied in any media.
“Third Party Proceeding” has the meaning set forth in Section 9.2(c)(i).
“Trademarks” has the meaning set forth within the definition of Intellectual Property Right(s) herein.
“Trade Secrets” has the meaning set forth within the definition of Intellectual Property Right(s) herein.
“Transaction” means the transactions contemplated by this Agreement and the Ancillary Agreements.
“Treasury Regulation” means any Treasury Regulations (including temporary regulations) promulgated by the United States Department of the Treasury with respect to the Code, as amended.
“US” has the meaning set forth in Section 4.21(a).

ARTICLE II
THE MERGER
2.1    The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, the Merger Sub shall, pursuant to the provisions of the MCAC, be merged with and into the Company (the “Merger”), and the separate corporate existence of the Merger Sub shall thereupon cease in accordance with the provisions of the MCAC. The Company shall be the surviving corporation in the Merger and shall continue to exist as the surviving corporation pursuant to the provisions of the MCAC. The separate corporate existence of the Company with all its rights, privileges, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the MCAC. From and after the Effective Time, the Company is sometimes referred to herein as the “Surviving Corporation.”

2.2    Articles of Merger. On the Closing Date and subject to the terms and conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing the Articles of Merger (the “Articles of Merger”) with the Maryland State Department of Assessments and Taxation and by making all other filings or recordings required under the MCAC in connection with the Merger, in each case, in such form as is required by, and executed in accordance with, the relevant provisions of the MCAC. The Merger shall be effective at the time of acceptance of the Articles of Merger by the Maryland State Department of Assessments and Taxation in accordance with the MCAC, which filing shall occur on the Closing Date (the “Effective Time”).

2.3    Articles of Incorporation; Bylaws. At the Effective Time, the Articles of Incorporation of the Company shall be amended so as to read in its entirety as set forth in Exhibit A to the Articles of Merger and as so amended shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by the MCAC and such Articles of Incorporation. The bylaws of the Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

2.4    Directors and Officers. From and after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of the Surviving Corporation shall be those persons who were the directors of the Merger Sub immediately prior to the Effective Time, and (b) the officers of the Surviving Corporation shall be those persons who were the officers of the Merger Sub immediately prior to the Effective Time.

2.5    Merger Consideration. The aggregate merger consideration due with respect to the securities of the Company shall consist of an amount of cash equal to the sum of (a) $11,000,000, minus (b) the Existing Debt Payoff Amount, minus (c) the Stockholders' Transaction Expenses as set forth on Schedule 2.5, as such amounts may be adjusted after the Closing pursuant to Article IX (the “Merger Consideration”). For the avoidance of doubt and notwithstanding anything set forth in this Agreement to the contrary, the Buyer acknowledges and agrees that the Company shall distribute, immediately prior to Closing, all cash on hand in excess of the Cash Amount to the Sellers' Expense Account (as defined in the Sellers' Representative Agreement) for the benefit of the Holders. The Merger Consideration shall be allocated and paid in accordance with Schedule 2.5 attached hereto, which schedule reflects payment to each (i) Stockholder of an amount equal to the product of (i) the number of shares of Common Stock held and beneficially owned by such Holder, and (ii) the Per Share Transaction Consideration, and (ii) Optionholder of an amount equal to the Optionholder Consideration payable to such Optionholder. The Company and the Holders warrant that the payment of the Merger Consideration in accordance with Schedule 2.5 hereof does not conflict with the Articles of Incorporation (and all other applicable charter documents of the Company and contracts relating to rights to Company Stock), and no Person (other than the Internal Revenue Service in respect of any Taxes due) has any other rights to any portion of the Merger Consideration except as set forth in Schedule 2.5 hereof.

2.6    Effect on Securities of the Company and Merger Sub. By virtue of the Merger and without any action on the part of any Holder thereof or any party hereto:
(a)    Effect on Common Stock. As of the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (except for shares held in the

Company's treasury) shall be cancelled and converted into the right to receive the corresponding portion of the Merger Consideration in accordance with Schedule 2.5 hereof, if any, without interest (except for any portion thereof included in the Escrow Fund).

(b)    Effect on Treasury Stock. As of the Effective Time, shares of Common Stock in the Company's treasury shall be cancelled and retired and shall cease to exist, and no payment shall be made in respect thereof.

(c)    Effect on Holders Rights; Transfer. As of the Effective Time, the holders of Company Stock shall cease to have any rights with respect to such Company Stock, except the right to receive the applicable portion of the Merger Consideration in accordance with Schedule 2.5 hereof. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Affidavits, as the case may be, are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration as provided for, and in accordance with, the provisions of Section 2.10.

(d)    Effect on Options. Immediately prior to the Effective Time, in connection with the Merger, the Company shall cause all restrictions on each Option to lapse. At the Effective Time, each Option then outstanding that have not been exercised will be deemed to have been exercised and cancelled in exchange for a right to receive a cash payment in the amount of the Option Consideration, if any, with respect to such Option (and such Optionholder shall thereafter be treated as a Holder solely for purposes of indemnification for claims and as a Stockholder solely for purposes of adjustments to consideration and similar purposes hereunder (but not for purposes of voting or any other rights of a Stockholder) and as such the Option Consideration shall be subject to any adjustments specified herein to apply to proceeds payable to such Holder and any applicable withholding Tax and without interest (except for any portion thereof included in the Escrow Fund)). Thereafter, the Options thereupon shall no longer represent the right to purchase Common Stock or any other equity security of the Company, the Buyer, the Merger Sub or any other Person or the right to receive any other consideration. The Company shall take all necessary steps as may be required to effect this provision.

(e)    Effect on Securities of Merger Sub. As of the Effective Time, each share of capital stock of the Merger Sub issued and outstanding immediately prior to the Effective Time shall, without any action on the part of Merger Sub, be converted on a one-for-one basis into shares of the corresponding class of capital stock of the Surviving Corporation.

(f)    Waivers. Prior to the Closing, the Company shall use its commercially reasonable efforts to obtain any necessary waivers, consents or releases, in form and substance reasonably satisfactory to the Buyer, from the holders of Options required to give effect to the transactions contemplated by this Section 2.6.

2.7    Dissenting Shares. Each share of Company Stock issued and outstanding immediately prior to the Effective Time held by stockholders who shall have properly exercised their appraisal rights with respect thereto under the MCAC (such shares of capital stock, collectively, the “Dissenting Shares”) shall be cancelled as of the Effective Time. Notwithstanding Section 2.5 and Section 2.10 hereof, each Dissenting Share shall not be converted into the right to receive the Merger Consideration pursuant to the Merger, but in lieu thereof, the holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such shares in accordance with the provisions of Section 3-202 of the MCAC; provided, that each Dissenting Share held by a stockholder who either (i) shall thereafter withdraw his, her or its demand for payment of fair value with the consent of the Buyer or (ii) shall fail to perfect his, her or its right to such payment as provided in the MCAC, shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration, in the form such holder otherwise would have been entitled to receive as a result of the Merger.

2.8    The Closing Date. The closing of the Transaction (the “Closing”) shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC in Atlanta, Georgia, at 10:00 a.m. local time on July 29, 2011, or at such other place or on such other date as is mutually acceptable to the Parties. The date of the Closing is referred to herein as the “Closing Date”.

2.9    The Closing. Subject to the conditions set forth in this Agreement, the Parties agree that the following transfers shall occur at the Closing:

(a)    each of the Principal Stockholders shall deliver to the Buyer fully-completed and executed Letters of Transmittal, together with all attachments thereto, and Certificates or Affidavits representing the Company Stock owned by the Principal Stockholders;

(b)    the Buyer shall deliver the Payment Fund Amount to the Payment Agent in accordance with Section 2.10(a);

(c)    the Buyer shall deliver the Escrow Amount in cash to the Escrow Agent in accordance with Section 2.10(b);

(d)    the Buyer shall deliver the amount of any Existing Debt Payoff Amount and Stockholders' Transaction Expenses that were deducted in calculating the Merger Consideration to the applicable Persons to whom such amounts are owed; and

(e)    the Buyer, Merger Sub, the Stockholders and the Company, as applicable, shall deliver the certificates and other agreements, documents and instruments required to be delivered by or on behalf of such Party pursuant to Article III below.

2.10    Payments.

(a)    Payment Fund. At the Closing, the Buyer shall deposit the Payment Fund Amount with the Payment Agent, for the benefit of the Holders, for payment through the Payment Agent in accordance with this Section 2.10. The Payment Agent shall hold the Payment Fund Amount in a separate account (the “Payment Fund”) in accordance with the Payment Agent Agreement. Promptly following the Effective Time, the Payment Agent shall, subject to the terms and conditions set forth herein and in the Payment Agent Agreement, make the payments provided for in Section 2.5 from the Payment Fund. The Payment Fund shall not be used for any other purpose. The Sellers' Representative shall cause the Payment Agent to invest any cash included in the Payment Fund, as directed by the Sellers' Representative, in a cash compensation account of the Payment Agent. Any interest and other income resulting from such investments shall be the property of, and will be promptly paid to, the Holders.

(b)    Escrow Fund. At the Closing, the Buyer shall deposit the Escrow Amount with the Escrow Agent. The Escrow Agent shall hold the Escrow Amount in a separate interest bearing account (the “Escrow Fund”) for purposes of the payment to the Buyer or the Company, as the case may be, of indemnification claims of Buyer Indemnitees required by Article IX. The Escrow Fund shall be governed by the terms of the Escrow Agreement.

(c)    Required Holder Deliverables. As a condition to receiving payments hereunder, each Holder shall deliver to the Payment Agent: (i) such holder's Certificate(s) and/or Affidavit and (ii) a fully-completed and executed Letter of Transmittal, together with the attachments thereto (including a duly completed and executed IRS Form W-9 and, when required, W-8). Until surrendered in accordance with the provisions of this Section 2.10, each Certificate and/or Affidavit, as the case may be, shall represent for all purposes only the right to receive the Merger Consideration in the form provided for by this Agreement, without interest (except for any portion thereof included in the Escrow Fund). In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and providing for indemnification by the registered holder of such lost, stolen or destroyed Certificate, in each case, in form and substance reasonably acceptable to the Buyer (the “Affidavit”), the Payment Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration in respect thereof in the manner set forth in this Section 2.10.

(d)    Payments to Holders. Upon delivery by any Holder of the deliverables described in Section 2.10(c) above to the Payment Agent:

(i)    with respect to each share of Common Stock represented thereby, such Holder shall receive from the Payment Agent in exchange therefor the amount designated in Schedule 2.5 attached hereto for such Holder, if any, in the form of a wire transfer or cashier's or bank check, without interest, in immediately available U.S. funds;

(ii)    with respect to each Option represented thereby, (A) except as set forth in Section 2.10(d)(ii)(B) below, such Holder shall receive from the Payment Agent in exchange therefor the applicable Option Consideration, if any, in the form of a wire transfer or cashier's, bank or payroll check, without interest, in immediately available U.S. funds, and (B) for each of Bernard Werner, Adam Beck and Ian Lindsley (each an “Employee Optionholder”), the Surviving Corporation shall receive from the Payment Agent (on behalf of such Employee Optionholder) in exchange therefor the applicable Option Consideration, if any, in the form of a wire transfer or cashier's, bank or payroll check, without interest, in immediately available U.S. funds and the Surviving Corporation hereby agrees to pay such amounts to each such Employee Optionholder through its payroll system (at the time of next practicable payroll distribution thereafter in accordance with normal payroll practices) net of all applicable withholding taxes, in the form of a wire transfer or cashier's, bank or payroll check, without interest, in immediately available U.S. funds;

(iii)    with respect to the balance of the Merger Consideration, if and when payable in accordance with the terms of Section 2.10(b), the Holder shall receive as directed by the Sellers' Representative, their Pro Rata Percentage of each such payment.

(e)    Mechanics.

(i)    If payment is to be made to a Person other than the Person in whose name the Certificate or Affidavit is registered, it shall be a condition of payment that the Certificate or Affidavit so surrendered shall be properly endorsed or otherwise in proper form for transfer and delivered to the Buyer or the Payment Agent, as applicable, with all documents required to evidence and effect such transfer and that the Person requesting such payment pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Affidavit surrendered or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable.

(ii)    To the extent permitted by applicable Law, none of the Buyer, the Merger Sub, the Company, the Sellers' Representative or the Payment Agent shall be liable to any Person in respect of any portion of the Merger Consideration from the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(iii)    Each of the Payment Agent, the Surviving Corporation and the Buyer shall be entitled to deduct and withhold from the portion of the Merger Consideration attributable to any Company Stock, any Options or amounts otherwise payable pursuant to this Agreement, such amounts as are required to be withheld with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of United States federal, state or local Tax laws. To the extent that amounts are so withheld, such withheld amounts shall be paid to the applicable Governmental Authority and treated for all purposes of this Agreement as having been paid to the holder thereof in respect of which such deduction and withholding was made.
(iv)    Promptly following the date that is twelve (12) months after the EffectiveTime, the Buyer shall cause the Payment Agent to deliver to the Surviving Corporation all cash,Certificates and other documents in its possession relating to the Merger, and the Payment Agent's duties shall terminate. Any Holders who have not complied with Section 2.10(c) prior to the end of such twelve (12) month period shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of their claim for right to receive the Merger Consideration.

Article III
CONDITIONS TO CLOSING

3.1    Conditions to the Obligations of the Buyer and Merger Sub. The obligation of the Buyer and the Merger Sub to consummate the Transaction is subject to the satisfaction or written waiver by the Buyer and the Merger Sub of the following conditions at or before the Closing:

(a)    Accuracy of Representations. Each of the representations and warranties set forth in Article IV and Article V hereof shall be true and correct in all material respects (except for any such representations and warranties which are qualified by their terms by a reference to materiality or Material Adverse Change, which representation as so qualified shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of each such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true and correct only as of such date).

(b)    Covenants. Each of the Principal Stockholders and the Company shall have performed and complied with, in all material respects, all the covenants, agreements and obligations required to be performed or to be complied with by it pursuant to this Agreement at or prior to the Closing.

(c)    No Litigation. No Proceeding by or before any Governmental Authority shall be pending or threatened that seeks to restrain, enjoin, prevent or prohibit the consummation of any part of the Transaction. No Legal Requirement shall have been enacted or promulgated by any Governmental Authority, and no Order shall be in effect, in either case which temporarily or permanently restrains, enjoins, prevents or prohibits the consummation of any part of the Transaction.

(d)    No Material Adverse Change. No change shall have occurred since the date of this Agreement that, individually or in the aggregate, has resulted in a Material Adverse Change of the Company.

(e)    Required Actions. All corporate and other proceedings to be taken by the Holders and the Company in connection with the consummation of the Transaction and all certificates, opinions, instruments and other documents required to be delivered by the Principal Stockholders or the Company to effect the Transaction reasonably requested by the Buyer, will be reasonably satisfactory in form and substance to the Buyer, including:

(i)    the Company shall obtain approval of this Agreement and the Transactions (including the Merger), pursuant to a written stockholder consent, all in accordance with the MCAC and the Articles of Incorporation and Company Bylaws, from Stockholders representing shares of the issued and outstanding shares of capital stock of the Company equal to or in excess of 95% (the “Approval Threshold”).

(f)    Closing Documents. On or prior to the Closing Date, the Principal Stockholders shall have delivered to the Buyer (or caused the Company to deliver to the Buyer) each of the following, each of which will be in form and substance reasonably satisfactory to the Buyer:

(i)    Good Standing Certificates. A certificate from the Secretary of State

(or other applicable Governmental Authority) of the Company's jurisdiction of organization (and proof of annual business license or similar certificate from the applicable Governmental Authority), and of each jurisdiction listed on Schedule 4.1 in which the Company is qualified to do business, as to such entity's good standing;
(ii)    Secretary's Certificate. A certificate executed by the Secretary of the Company certifying as true, correct and complete: (a) copies of the Articles of Incorporation and Bylaws (or comparable organizational documents) of the Company, certified by the Secretary of the Company as the true, correct and complete copies thereof as of the Closing Date; and (b) copies of the resolutions of the board of directors and Stockholders of the Company evidencing the approval of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Transaction;
(iii)    [Intentionally Omitted];

(iv)    Third Party Consents. The consents or waivers required from third parties that are listed on Schedule 3.1(f)(iv), if any;

(v)    Governmental Consents. The authorizations, Licenses, consents, Orders or approvals of, or declarations or filings with, or expiration or termination of waiting periods imposed by, any Governmental Authority necessary for the consummation of the Transaction that are listed on Schedule 3.1(f)(v), if any, shall have been filed, occurred or been obtained;

(vi)    Payment Agent Agreement; Escrow Agent Agreement. The Company, the Sellers' Representative and the Payment Agent shall have entered into the Payment Agent Agreement, which shall be in full force and effect as of the Closing, and the Company, the Sellers' Representative and the Escrow Agent shall have entered into the Escrow Agent Agreement, which shall be in full force and effect as of the Closing;

(vii)    Payoff Letters; Releases. The Company shall have received or obtained (i) payoff letters relating to all Existing Debt of the Company set forth on Schedule 3.1(f)(vii) attached hereto and identified thereon as requiring a payoff letter and (ii) releases from third parties of any and all Liens relating to property of the Company, all on terms reasonably satisfactory to the Buyer. Schedule 3.1(f)(vii) shall also set forth the Existing Debt and Liens of the Company that will not be satisfied in full prior to the Closing, thereby continuing with the Company post-Closing;

(viii)    FIRPTA Certificates. A certificate in accordance with Treasury Regulation Section 1.1445-2(c)(3) certifying as of the Closing Date that the Company is not a United States real property holding corporation within the meaning of Code Section 897(c)(2), together with evidence reasonably satisfactory to the Buyer that the Company has provided notice to the IRS in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2);

(ix)    Noncompetition Agreement. Each of the Key Shareholders shall have delivered to the Buyer an executed noncompetition agreement, substantially in the form of Exhibit D hereto (the “Noncompetition Agreement”); and

(x)    Opinion of Counsel. The Buyer shall have received an opinion of the Company's legal counsel, dated the Closing Date, substantially in the form attached hereto as Exhibit F; and

(xi)    Other. Such other documents or instruments as the Buyer may reasonably request in connection with this Agreement to effect the Transaction.

(g)    Lender Approval. The Buyer shall have received all required lender approvals.

(h)    Due Diligence. The Buyer shall have satisfactorily completed its due diligence on the Company and shall be satisfied with the results of said due diligence in its sole discretion.

(i)    Key Employee Agreements. The Buyer shall have reached an agreement with each of Todd Johnson and Meir Gottlieb regarding their respective positions and compensation packages.

3.2    Conditions to the Obligations of the Company and Principal Stockholders. The obligations of the Company and Principal Stockholders to consummate the Transaction are subject to the satisfaction or written waiver by the Company or the Principal Stockholders, as applicable, of the following conditions at or before the Closing:

(a)    Accuracy of Representations. Each of the representations and warranties set forth in Article VI hereof shall be true and correct (without regard to any “material,” “materially,” “Material Adverse Change,” “Knowledge” or other similar qualifier) as of the date of this Agreement and as of the Closing Date as though made as of each such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true and correct only as of such date).

(b)    Covenants. The Buyer and the Merger Sub shall have performed and complied with, in all material respects, all the covenants, agreements and obligations required to be performed or to be complied with by it pursuant to this Agreement at or prior to the Closing.

(c)    No Litigation. No Proceeding by or before any Governmental Authority shall be pending or threatened that seeks to restrain, enjoin, prevent or prohibit the consummation of any part of the Transaction. No Legal Requirement shall have been enacted or promulgated by any Governmental Authority, and no Order shall be in effect, in either case which temporarily or permanently restrains, enjoins, prevents or prohibits the consummation of any part of the Transaction.

(d)    Required Actions. All corporate and other proceedings to be taken by the Buyer and the Merger Sub in connection with the consummation of the Transaction and all certificates, instruments and other documents required to be delivered by the Buyer or the Merger Sub to effect the Transaction reasonably requested by the Company or the Principal Stockholders shall be reasonably satisfactory in form and substance to the Sellers' Representative.

(e)    Closing Documents. On or prior to the Closing Date, the Buyer and the Merger Sub shall have delivered to the Company each of the following, each of which will be in form and substance reasonably satisfactory to the Company:

(i)    Secretary's Certificate. Certificates executed by an officer of each of the Buyer and the Merger Sub certifying as true, correct and complete: (i) copies of the Articles of Incorporation and bylaws (or comparable organizational documents) of the Buyer and the Merger Sub, as applicable, certified by such officer as the true, correct and complete copies thereof as of the Closing Date; and (ii) copies of the resolutions of the board of directors of the Buyer and the Merger Sub evidencing the approval of this Agreement and the Ancillary Agreements to which each is a party and the consummation of the Transaction;

(ii)    Governmental Consents. The authorizations, Licenses, consents, Orders or approvals of, or declarations or filings with, or expiration or termination of waiting periods imposed by, any Governmental Authority necessary for the consummation of the Transaction that are listed on Schedule 3.2(e)(ii) shall have been filed, occurred or been obtained;

(iii)    Payment Agent Agreement; Escrow Agreement. The Buyer shall have entered into the Payment Agent Agreement, which shall be in full force and effect as of the Closing, and the Company, the Sellers' Representative and the Escrow Agent shall have entered into the Escrow Agent Agreement, which shall be in full force and effect as of the Closing; and

(iv)    Other. Such other documents or instruments as the Company or the Principal Stockholders may reasonably request in connection with this Agreement to effect the Transaction.

(f)    Key Employee Agreements. The Buyer shall have reached an agreement with each of Todd Johnson and Meir Gottlieb regarding their respective positions and compensation packages.
Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As a material inducement to the Buyer and the Merger Sub to enter into this Agreement, the Company hereby represents and warrants to the Buyer and the Merger Sub that, as of the Closing Date, the statements contained in this Article IV are true and correct in all respects, except for information set forth in the disclosure schedules delivered in connection with this Agreement (the disclosure schedules are arranged in Sections and a disclosure in any Section thereof qualifies all provisions of Article IV and Article V of this Agreement whether or not cross-references are made that specifically state that the disclosure in any Section of the disclosure schedules should apply to one or more other Sections in such Articles of this Agreement):
(4.1)    Organization and Corporate Power. The Company is a corporation, duly organized, validly existing and in good standing under the Legal Requirements of the State of Maryland. The

Company is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing in every jurisdiction in which the nature of its business or its ownership or leasing of property or assets requires it to be so qualified, except where the failure to be so qualified or in good standing would not be reasonably expected to result in a Material Adverse Change. All such jurisdictions in which the Company is so qualified are set forth on Schedule 4.1. The Company has the full corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted and presently proposed to be conducted. The Company furnished to the Buyer complete and correct copies of its Articles of Incorporation and Company Bylaws, each as in effect as of the date hereof.

(4.2)    Authorization of Transaction.

(a)    The Company has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which the Company is a party and to consummate the Transaction. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the Transaction have been duly and validly authorized and approved by all requisite corporate action on the part of the Company, including all corporate action required to be taken by the Stockholders, and no other approval or other proceedings (corporate or otherwise) on the part of the Company are necessary to approve and authorize the execution, delivery or performance of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the Transaction. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other Legal Requirements affecting creditors' rights generally and limitations on the availability of equitable remedies. As of the Closing, the Ancillary Agreements to which the Company is a party will have been duly executed and delivered by the Company, and each such Ancillary Agreement will constitute a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other Legal Requirements affecting creditors' rights generally and limitations on the availability of equitable remedies.
(b)    The Board of Directors of the Company, by unanimous written consent, has (i) determined that this Agreement and the Transaction (including the Merger) are advisable, fair to and in the best interests of the Company and the Stockholders, (ii) approved and adopted this Agreement and the Transaction (including the Merger), (iii) recommended the approval and adoption of this Agreement and the Transaction (including the Merger) by the Stockholders, and (iv) directed that this Agreement and the Transaction (including the Merger) be submitted to the Stockholders for approval.
(c)    The Stockholders listed on Schedule 4.2(c), representing holders of a number of shares of Common Stock of the Company equal to or exceeding the Approval Threshold, have voted all of their shares of capital stock of the Company, or executed a written consent, in favor of approving this Agreement, the Ancillary Agreements and the Transaction (including the Merger) and by doing so have waived any Dissenter's Rights with respect to the Transaction (including the Merger).
(4.3)    Capitalization. The authorized, issued and outstanding shares of capital stock of the

Company are set forth on Schedule 4.3. All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, nonassessable and, except as may be set forth in Company's Stockholders' Agreement, dated as of July 5, 2007, by and among the Company and certain of the Stockholders (the “Stockholders' Agreement”), are free of preemptive rights, and all shares of capital stock of the Company reserved for issuance upon exercise or vesting of outstanding options or warrants to purchase any shares of capital stock of the Company will be, upon issuance, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth in the Stockholders' Agreement or on Schedule 4.3, (a) there are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which the Company is a party or which are binding upon the Company, providing for the issuance, disposition or acquisition of any of the Company's capital stock (other than this Agreement); (b) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company; (c) to the Company's Knowledge, there are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the capital stock of the Company; and (d) the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of shares of its capital stock.

(4.4)    No Investments. As of the Effective Time, the Company does not own or hold the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person or other business. The Company's books and records do not include any assets or Liabilities related to any former Subsidiary of the Company.

(4.5)    Absence of Conflicts. Except as set forth on Schedule 4.5, neither the execution and delivery by the Company of this Agreement and the Ancillary Agreements to which the Company is a party nor the consummation or performance of the Transaction in accordance with the terms of this Agreement and the Ancillary Agreements will (with or without notice or lapse of time, or both): (a) contravene, conflict with, or result in a violation of any provision of the Articles of Incorporation or the Company Bylaws; (b) contravene, conflict with, or result in a violation of, any Legal Requirement to which the Company or its business, properties or assets may be subject; (c) contravene, conflict with, or result in a violation or breach of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any License that is held by the Company, except as would not be reasonably expected to result in a Material Adverse Change; (d) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or adversely modify, or give rise to a purchase or comparable right under, or result in the loss of any benefit or right under, any Material Contract (including any Lease constituting a Material Contract) to which the Company is a party or by which any of its properties or assets is bound, except as would not be reasonably expected to result in a Material Adverse Change; or (e) result in the imposition or creation of any Lien upon or with respect to any of the properties or assets owned or used by the Company, except as would not be reasonably expected to result in a Material Adverse Change.

(4.6)    Financial Statements. Prior to the Closing, the Company has delivered to the Buyer the unaudited financial statements of the Company (unaudited balance sheet and statements of operations) for the fiscal years ended December 31, 2008, December 31, 2009, and December 31, 2010 (the “Prior Year Financial Statements”) and current year management prepared unaudited financial statements of the Company (balance sheet and statement of operations which shall include Liabilities in respect of accrued Taxes, accrued vacation/paid-time-off and accrued bonuses for employees) for the current fiscal year for the six month period ending June 30, 2011 (the “Interim Financial Statements”). The Financial Statements are or will be complete and correct in all material respects and have been or will be prepared on a consistent basis throughout the periods indicated and with each other, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments and the absence of notes. The Financial Statements fairly present the financial condition and operating results of the Company as of the respective dates and for the respective periods indicated, and are consistent with the method in which they are presented, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments and the absence of notes. Except as set forth on Schedule 4.6, the Interim Financial Statements have been and will be prepared in accordance with GAAP and (b) prepared from and are in accordance with the accounting records of the Company.

(4.7)    Absence of Undisclosed Liabilities.

(a)    Except as set forth on Schedule 4.7, the Company has no Liabilities arising out of transactions entered into prior to the Effective Time of the nature required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except: (i) Liabilities stated in the Financial Statements, and (iii) Liabilities that have arisen after the date of the Interim Financial Statements in the Ordinary Course of Business, including, without limitation, Liabilities (A) in respect of accrued Taxes, and (B) due to employees in respect of accrued vacation/paid-time-off and accrued bonuses.

(b)    Without limiting the generality of the foregoing, except as set forth on Schedule 4.7, the Company has complied in all material respects with all applicable Legal Requirements, and the Company has not received notice or other written communication alleging a violation of any applicable Legal Requirement, except as would not be reasonably expected to result in a Material Adverse Change.

(4.8)    Absence of Certain Developments. Since June 30, 2011 through the date hereof, there has occurred no change which, individually or in the aggregate, has resulted in a Material Adverse Change of the Company. Except as set forth on Schedule 4.8 and except as expressly required by this Agreement, since June 30, 2011, (x) the Company has operated the business in all material respects in the Ordinary Course of Business and (y) the Company has not:

(a)    made any loans or advances to, or guarantees for the benefit of, any Person, except with respect to trade receivables accrued in the Ordinary Course of Business;

(b)    incurred any Indebtedness (other than trade payables incurred in the Ordinary Course of Business);
(c)    mortgaged, pledged or subjected, or allowed or suffered to become subject, to any Lien, any material portion of its properties or assets;

(d)    entered into, amended (including through waivers or other modifications) or terminated, any Lease or contract other than in the Ordinary Course of Business;

(e)    made or granted any bonus or any wage, salary or compensation increase (including with respect to any severance or change in control payment) to any current or former director, officer, employee or consultant or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement;
(f)    made any capital expenditure or commitments for capital expenditures or any investment in any other Person in excess of $10,000;

(g)    entered into any Lease or lease of capital equipment;

(h)    changed or authorized any change in the Articles of Incorporation, the Company Bylaws;

(i)    declared, set aside or paid any dividends or made any other distributions with respect to, or purchased, redeemed or otherwise acquired or agreed to acquire, any shares of capital stock or other securities of the Company (including any warrants, options or other rights to acquire capital stock or other equity securities), except for the distribution, immediately prior to Closing, of all cash on hand in excess of the Cash Amount;

(j)    materially changed or authorized any material change in its accounting practices or policies or method of accounting for any items in the preparation of the financial statements of the Company;

(k)    incurred any physical damage, destruction or other casualty loss, whether or not covered by insurance, affecting any of its real or material personal property;

(l)    entered into any settlement, conciliation or similar contract involving claims, or paid, discharged, settled, waived or satisfied any material Liabilities or material rights of the Company;

(m)    granted any waiver of any material rights or material claims of the Company;

(n)    been made aware of any work interruptions, labor grievances or claims filed, or any proposed law, regulation or event or condition of any character that would be reasonably expected to result in a Material Adverse Change;

(o)    cancelled, or entered into any agreement to cancel, any Indebtedness or other obligation owing to the Company outside of the Ordinary Course of Business;

(p)    consummated any sale or transfer, or any agreement to sell or transfer, any material assets, properties or rights of the Company;

(q)    suffered any effect or change that would be (or would be reasonably be expected to be) materially adverse to the business prospects of the Company, taken as a whole; or
(r)    entered into or approved any contract, arrangement or understanding to do, engage in or cause or having the effects of, any of the foregoing.

4.9    Title to Assets.

(a)    The Company does not own any land or other interest in real property.

(b)    Schedule 4.9(b) sets forth the address of all Leased Premises and a true and complete list of all Leases for each of the Leased Premises. The Company has delivered to the Buyer a complete and correct copy of each such Lease. The Leased Premises constitute all of the real property used, occupied or held for use by the Company. With respect to each Lease:

(i)    except as set forth on Schedule 4.9(b), each Lease is legal, valid, binding and enforceable against the Company and, to the Knowledge of the Company, each other party thereto (in each case, subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or other similar Legal Requirement affecting the enforcement of creditors' rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law)), and is in full force and effect, and the Company holds a valid and existing leasehold interest under each Lease, in each case, free and clear of all Liens;

(ii)    except as set forth on Schedule 4.9(b), neither the Company, nor to the Knowledge of the Company, any other party to such Lease, is in breach in any material respect or default under such Lease, and no event has occurred which (with or without notice or lapse of time, or both) would constitute a breach or default by the Company, or to the Knowledge of the Company, any other party thereto, or would permit termination, modification or acceleration thereunder by any party thereto, except for such breaches, defaults or claims that, individually or in the aggregate, have not resulted in, and would not reasonably be expected to result in, a Material Adverse Change; and the Company has not received written notice of the intention of any party to terminate such Lease, and to the Knowledge of the Company, there is no basis therefor; and

(iii)    there are no pending or, to the Knowledge of the Company, threatened Proceedings or other disputes relating to any Leased Premises or any other matter materially and adversely affecting the current use or occupancy of the Leased Premises by the Company, or to the Knowledge of the Company, any other party to such Lease.

(c)    All of the buildings, machinery, equipment and other tangible assets included as part of the Tangible Personal Property, whether owned or leased, are in good working order and have been maintained in accordance with standard practice of the Company (taking into account ordinary wear and tear and the need for ordinary, routine maintenance and repairs).

(d)    Except as set forth on Schedule 4.9(d), the Company has good and marketable title to (or in the case of assets identified as leased in the books and records of the Company, a valid leasehold interest in) the material Tangible Personal Property that is shown on the Interim Financial Statements or acquired thereafter, free and clear of all Liens.

4.10    Taxes. Except as set forth on Schedule 4.10:

(a)    The Company has filed all Tax Returns that it was required to file for all applicable Taxes that have a filing date (with extensions) on or before the Closing Date, the Company has not waived any statute of limitations nor is currently the beneficiary of any extension of time within which to file any Tax Return. All such Tax Returns are complete and correct in all material respects, and proper records have been maintained to substantiate the accuracy and correctness of all such Tax Returns. All Taxes payable or required to be paid on or before the Closing Date have been paid and all assessments for Taxes of the Company have been paid when due. There are no liens for Taxes (other than for Taxes not yet due and payable) upon any of the assets of the Company. With respect to Taxes of the Company, there are no Tax Contests or investigations by any Governmental Authority pending or ongoing, no written notice that a Tax Contest or investigation is pending or proposed has been received from any Governmental Authority, and, to the Knowledge of the Company, no Tax Contest or investigation has been threatened. No written claim, or to the Knowledge of the Company, any claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that the Company may be subject to taxation by that jurisdiction. The Company has timely withheld and paid over to the appropriate Governmental Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Person, including any employee, equityholder or creditor, and the Company has properly completed and timely filed all IRS Forms W-2, 1042 and 1099 (and similar forms) required with respect thereto. Subject to the approval by the requisite Holders pursuant to Section 280G(b)(5) of the Code, the Company has not made, and is not and will not become obligated to make, any payments that will be nondeductible under Section 280G of the Code. The Company does not have any obligation to indemnify any Person for, or, to the Knowledge of the Company, would not reasonably be expected to be liable for, any damages for breach of contract with respect to any Taxes imposed under Section 409A or Section 4999 of the Code.

(b)    The Company (i) is not party to or bound to any Tax allocation, sharing or similar agreement or has any current or potential contractual obligation to indemnify any other Person with respect to Taxes (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes) and (ii) (A) does not have any Liability for Taxes arising as a result of the Company at any time being a member of an Affiliated Group, and (B) is not liable for the Taxes of any other Person (other than any member of an Affiliated Group the common parent of which is the Company) under Treasury Regulations Section 1.1502-6 or as a transferee or successor, by contract or otherwise. There are no unpaid Taxes of the Company relating to or arising out of any period (or partial period) ending on or prior to the Closing Date, except to the extent that such Taxes, being current Taxes not yet due and payable, are either properly accrued by the Company on the Unaudited Financial Statements or have arisen in the ordinary course of business since the date of the Unaudited Financial Statements. Except as set forth in Schedule 4.10, there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Tax Returns required to be filed by the Company, or that include or are treated as including, the Company with respect to any Tax assessment or deficiency or Tax Contest affecting the Company.

(c)    Neither the Company nor any of its Affiliates:

(i)    Since January 1, 2007, has distributed equity of another Person, or has had its equity distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code;

(ii)    is or has been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b);

(iii)    will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-United States income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-United States income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) prepaid amount received on or prior to the Closing Date; or (F) or election by the Company under Section 108(i) of the Code;

(iv)    has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(v)    is a party to any “long term contract” within the meaning of Section 460 of the Code;

(vi)    has conducted or is conducting an active trade or business, or has a permanent establishment, in any jurisdiction outside of the United States; or

(vii)    owns any assets that constitute tax-exempt bond financing property or tax exempt use property, within the meaning of Section 168 of the Code.

4.11    Contracts and Commitments.

(a)    Schedule 4.11(a) sets forth each contract (or group of related contracts) to which the Company is an actual party (all such contracts, the “Material Contracts”):

(i)    relating to the incurrence of Indebtedness (other than trade payables incurred in the Ordinary Course of Business) or to the mortgaging, pledging or otherwise placing a Lien on any properties or assets of the Company;

(ii)    with respect to the lending or investing of funds;

(iii)    with respect to Intellectual Property Rights (other than customer agreements or other agreements pursuant to which the Company has licensed off-the-shelf commercial software), including any rights, license, royalty or other similar contract;

(iv)    under which it is a lessee (but not merely a licensee) of, or holds or operates, any Tangible Personal Property owned by any other Person;

(v)    with a direct customer;

(vi)    calling for payments in calendar year 2011 in excess of $10,000 annually pursuant to which the Company subcontracts work to third parties;

(vii)    calling for aggregate payments by the Company in excess of $10,000 (unless terminable by the Company without payment or penalty upon no more than sixty (60) days' notice;
(viii)    imposing any confidentiality or secrecy obligation on the Company, excluding standard confidentiality or secrecy provisions contained in agreements with customer, vendors or prospective customers or vendors entered into in the Ordinary Course of Business and consistent with past practice and excluding confidentiality agreements entered into in connection with the Transaction or with financial advisors, investment bankers, or previous prospective purchasers of or investors in, the Company;

(ix)    involving a commitment to make any capital expenditures in excess of (A) $10,000 individually;

(x)    constituting an outstanding power of attorney (or comparable arrangement) executed by or on behalf of the Company; or

(xi)    containing a covenant restricting the Company from competing in any business in any geographical area or using any Company Intellectual Property.

(b)    Each of the Material Contracts is a legal, valid and binding obligation of the Company, is in full force and effect and is enforceable by the Company in accordance with its terms, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other Legal Requirements affecting creditors' rights generally and limitations on the availability of equitable remedies. The Company is not (with or without the lapse of time or the giving of notice, or both) in breach in any material respect under any contract listed on Schedule 4.11(a), Schedule 4.15(d) or Schedule 4.16, except for such breaches, defaults or claims that, individually or in the aggregate, have not resulted in, and would not reasonably be expected to result in, a Material Adverse Change. Except as disclosed on Schedule 4.11(a), Schedule 4.15(d) or Schedule 4.16, as applicable, to the Knowledge of the Company, none of the other parties to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach in any material respect thereunder nor has any event occurred that with notice or lapse of time would constitute a material breach or permit termination or acceleration thereof, except for such breaches, defaults or claims that, individually or in the aggregate, have not resulted in, and would not reasonably be expected to result in, a Material Adverse Change. Except as disclosed on Schedule 4.11(a), Schedule 4.15(d) or Schedule 4.16, as applicable, the Company has not received any written notice of the intention of any party to terminate any Material Contract and, to the Knowledge of the Company, there is no basis therefor. The Company has delivered or made available to the Buyer a true and complete copy of each Material Contract as in effect on the date of this Agreement.

(c)    Except as set forth on Schedule 4.11(c), the consummation of the Merger will not require obtaining the consent or approval of any other Person and does not require any cost or expense, in each case, under any Material Contract. Except as set forth on Schedule 4.11(c), the Company is not a party to any contract providing for any payments to any Person resulting from the consummation of the transactions contemplated hereby. During the three (3) year period immediately preceding the Closing Date, no event has occurred and no circumstance exists under or by virtue of any Material Contract that has caused or (with or without notice or lapse of time) would cause the creation of any Lien affecting any of the assets of the Company. The Company has not given or received from any other Person, at any time since June 30, 2011, any written (or to the Knowledge of the Company, oral) notice or other communication regarding any actual, alleged, possible or potential violation or breach of, or default under, any Material Contract. There are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate any amounts paid or payable to the Company under current or completed Material Contracts with any Person having the contractual or statutory right to demand or require such renegotiation and no such Person has made written demand for such renegotiation. Except to the extent set forth on Schedule 4.11(c), no customer or other party to any of the Material Contracts has given written (or to the Knowledge of the Company, oral) notice to the Company of any plan or intention to terminate, to cancel or otherwise materially and adversely modify its relationship with the Company or to decrease materially its usage, purchase or distribution of the services or products of the Company.

4.12    Intellectual Property.

(a)    Schedule 4.12 is a complete and accurate list of (i) all the Company Registered Intellectual Property Rights, (ii) all Copyrights in computer software that are included in the Company Intellectual Property, and (iii) all Trademarks included within the Company Intellectual Property. For each of the foregoing, the listing shall include (w) the respective application or serial number (if applicable), (x) the date of any such application and registration, the jurisdiction(s) in which each such right either exists or, for registrations and applications thereto, has been registered or applied for, (y) an identification of whether the right is solely owned by, jointly owned by, or exclusively licensed, and (z) a brief summary of any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related thereto.

(b)    Each item of the Company Registered Intellectual Property Rights is valid and subsisting in the United States, and all necessary fees, including without limitation all United

States registration, maintenance, issuance and renewal fees, in connection with such the Company Registered Intellectual Property Rights have been paid and all necessary United States documents and certificates in connection with such the Company Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States, for the purposes of maintaining such Company Registered Intellectual Property Rights. Except as set forth on Schedule 4.12(b), there are no actions that must be taken by the Company within one hundred twenty (120) days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property Rights. Without limiting the foregoing, the Company has not taken any action or allowed any event to occur, and the Company is not aware of any event or circumstances, which would set a United States patent bar date within one hundred twenty (120) days of the Closing Date. A United States patent bar date includes any date by which the Company must file a patent application in order to preserve the Company's right and ability to seek patent protection for an invention in the United States. To the Company's Knowledge, no third party is in breach of any non-disclosure agreement signed with the Company or of any confidentiality terms of any agreement signed with the Company. In each case in which the Company has acquired any Technology or Intellectual Property Right from any Person, the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer the Technology and all rights in such Technology including all associated Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to the Company. To the maximum extent provided for by, and in accordance with, Legal Requirements, the Company has recorded each such assignment of a Registered Intellectual Property Right assigned to the Company with the relevant Governmental Authority, including the PTO, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be. The Company has not claimed a particular status, including “Small Business Status,” in the application for any Intellectual Property Rights, which claim of status was not at the time made, or which has since become, inaccurate or false or that will no longer be true and accurate as a result of the Closing.

(c)    The Company has no Knowledge of any facts or circumstances that would render any of the Company Intellectual Property invalid or unenforceable. The Company has no Knowledge of any information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of the Company Registered Intellectual Property Rights invalid or unenforceable, or would adversely affect any pending application for any of the Company Registered Intellectual Property Right, and the Company has not misrepresented, or knowingly failed to disclose, and has no Knowledge of any misrepresentation or failure to disclose, any fact or circumstance in any application for any of the Company Registered Intellectual Property Rights that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any of the Company Registered Intellectual Property Rights. The Company has not undertaken any prior art searches, or any freedom to operate searches or evaluations.

(d)    Except as disclosed in Schedule 4.12(d), each item of the Company Intellectual Property is free and clear of any Liens.

(e)    Except as disclosed in Schedule 4.12(e), all the Technology of the Company and the Company Intellectual Property will be fully transferable, alienable or licensable by the Company without restriction and without payment of any kind to any third party.

(f)    To the extent that any Technology which is owned, possessed, used or controlled by the Company has been developed or created by a third party, the Company has a written agreement with such third party with respect thereto and the Company (i) has obtained ownership of, and is the exclusive owner of, or (ii) have obtained a paid license (sufficient for the conduct of the business of the Company as currently conducted) to utilize all such third party's Intellectual Property Rights in such Technology by operation of law or by valid assignment or license, to the fullest extent it is legally possible to do so, with rights to freely assign all such third party Intellectual Property Rights, except as disclosed in Schedule 4.12(f). The Company has paid all license fees as they have become due and are in compliance therewith in all material respects for the use of all inbound “shrink wrap” and similar publicly available commercial binary code end user licenses and outbound “shrink wrap” in the conduct of the business of the Company as currently conducted.

(g)    All Company Intellectual Property used in or necessary to the conduct of the business of the Company as presently conducted was written and created solely by either (i) employees of the Company acting within the scope of their employment that have assigned or otherwise transferred in an executed writing to the Company all ownership and other rights of any nature whatsoever (to the extent permitted by Law) of such employee in any Company Intellectual Property or (ii) by third parties who have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to the Company and no third party, owns or has any rights to any of the Company Intellectual Property. The Company Intellectual Property includes all Technology required to conduct the business of the Company as currently conducted.

(h)    It is the policy of the Company, and the Company has been in material compliance with such policy, that each current and former employee, consultant and independent contractor that has had access to Confidential Information of the Company enter into a confidentiality agreement with the Company which requires it to protect such Confidential Information, including source code and Trade Secrets. To the Knowledge of the Company, no Person is in violation of any such agreements.

(i)    The Company has taken all commercially reasonable steps required to protect their respective rights in their Confidential Information and Trade Secrets or Confidential Information and Trade Secrets provided by any other Person to the Company.

(j)    Except as disclosed in Schedule 4.12(j), no Person who has licensed Technology or Intellectual Property Rights to the Company has ownership rights or license rights to improvements made by the Company in such Technology or Intellectual Property Rights.

(k)    Except as disclosed in Schedule 4.12(k), the Company has not transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Technology or Intellectual Property Right that is or was the Company Intellectual Property, to any other Person.

(l)    Other than inbound “shrink wrap” and similar publicly available commercial binary code end user licenses and outbound “shrink wrap” licenses, the contracts listed in Schedule 4.11(a) lists all contracts to which the Company is a party with respect to any Technology or Intellectual Property Rights. The Company is not in breach of or failed to perform under any of the foregoing contracts and, to the Company's Knowledge, no other party to any such contract is in breach thereof or has failed to perform thereunder, except for such breaches, defaults or claims that, individually or in the aggregate, have not resulted in, and would not reasonably be expected to result in, a Material Adverse Change of the Company.

(m)    Schedule 4.12(m) lists all contracts between the Company and any other Person wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any Liability or provide a right of rescission with respect to the infringement or misappropriation of the Intellectual Property Rights of any Person.

(n)    To the Knowledge of the Company, there are no contracts between the Company and any other Person with respect to the Company Intellectual Property under which there is any dispute regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by the Company thereunder.

(o)    Assuming that the consents identified in Schedule 4.11(c) are obtained in full force and effect at all relevant times, to the Knowledge of the Company, the operation of the business of the Company as it currently is conducted, including but not limited to the design, development, use, disclosure, import, branding, advertising, promotion, marketing, license, manufacture, sale, license and distribution of the products, or services or other Technology of the Company (including such Technology currently under development) does not and will not when conducted by the Buyer in substantially the same manner following the Closing infringe or misappropriate any Intellectual Property Right of any Person, violate any right of any Person (including any right to privacy or publicity) or constitute unfair competition or trade practices under the laws of any jurisdiction. Except as disclosed in Schedule 4.12(o), the Company has not received written (or to the Knowledge of the Company, oral) notice from any Person claiming that such operation or any act, product, or service or other Technology of the Company (including such Technology currently under development) infringes or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or trade practices under the Laws of any jurisdiction, nor does the Company have Knowledge of any basis therefore.

(p)    To the Company's Knowledge, no Person is infringing or misappropriating any Company Intellectual Property Right.

(q)    To the Company's Knowledge, no Company Intellectual Property or Technology is subject to any Action that restricts in any manner the use, transfer or licensing thereof by the Company or may affect the validity, use or enforceability of the Company Intellectual Property or Technology.

(r)    No (i) product, technology, service or publication of the Company, (ii) material published or distributed by the Company or (iii) conduct or statement of the Company constitutes obscene material, a defamatory statement or material, false advertising or otherwise violates in any Legal Requirement.

(s)    The Company Intellectual Property constitutes all the Technology and Intellectual Property Rights used in and/or necessary to the conduct of the business of the Company as it currently is conducted, including, without limitation, the design, development, manufacture, use, disclosure, import, branding, advertising, promotion, marketing, sale, license and distribution of products or other Technology of the Company, including performance of services (including such Technology currently under development).

(t)    Except as disclosed in Schedule 4.12(t), neither this Agreement nor the transactions contemplated by this Agreement will result in (i) any third party being granted rights or access to, or the placement in or release from escrow, of any the Company Intellectual Property, (ii) the Buyer granting to any third party any right, title or interest to or with respect to any Intellectual Property Rights owned by, or licensed to, the Buyer pursuant to any contract to which the Company is a party or by which it is bound, (iii) the Buyer being bound by, or subject to, any non compete or other restriction on the operation or scope of the business of the Company, (iv) any restriction on the ability of the Buyer to share information relating to its ongoing business or operations, or (v) the Buyer being obligated to pay any royalties, fees, honoraria or other amounts to any third party in excess of those payable by the Company prior to the Closing Date pursuant to contracts to which the Company is a party or by which it is bound.

(u)    Schedule 4.12(u) contains a true and complete list of all of the software programs included in or developed for inclusion in the Company's products or any third party (including all software programs embedded or incorporated in the Company's products) (the “Company Software”). Except as listed in Schedule 4.12(u), the Company Software does not contain any third party software or Public Software. The list in Schedule 4.12(u) shall contain (i) the name of the Public Software, (ii) the license name and version pursuant to which the Company has received a license to such Public Software, and (iii) a short statement regarding how the Public Software is being used by the Company. “Public Software” means any software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (1) GNU's General Public License (GPL) or Lesser/Library GPL (LGPL); (2) the Artistic License (e.g., PERL); (3) the Mozilla Public License; (4) the Netscape Public License; (5) the Sun Community Source License (SCSL); (6) the Sun Industry Standards License (SISL); (7) the BSD License; and (8) the Apache License.

(i)    The Company employs commercially reasonable measures to ensure that the Company Software do not contain any viruses. For the purposes of this Agreement, “virus” means any computer code intentionally designed to disrupt, disable, or harm in any manner the operation of any software or hardware or to allow a third party to have access to the user's computer or network without such user's authority.

(v)    The Company Software:

(i)    Performs in all material respects accordance with all published specifications for such software;

(ii)    Complies in all material respects with all other published documentation, descriptions and literature with respect to such software; and

(iii)    Complies in all material respects with all representations, warranties and other requirements specified in all of the Company's customer contracts.

(iv)    Except as set forth on Schedule 4.12(v), none the Stockholders of the Company have an ownership right or other interest in any Intellectual Property related to the business of the Company.

4.13    Brokerage. Except for fees payable to B.C. Ziegler & Company, no broker, finder or investment banker acting on behalf of the Stockholders or the Company is entitled to any fee, commission or other payment from the Stockholders or the Company in connection with this Agreement or the Transaction.

4.14    Governmental Licenses and Permits. Schedule 4.14 contains a complete and correct listing of all material permits, licenses, franchises, certificates, approvals, registrations, accreditations and other authorizations of Governmental Authorities (including all licenses, permits and other authorizations that are required pursuant to any Environmental Requirements for the occupancy of its properties or facilities, or the operation of its businesses) (collectively, the “Licenses”) owned or possessed by the Company, and to the Company's Knowledge, no other Licenses are required in the conduct of the business of the Company as currently conducted or as proposed to be conducted, except as would not reasonably be expected to result in a Material Adverse Change. Except as set forth on Schedule 4.14, all Licenses are in full force and effect and the Company is operating and the Company has operated in compliance with all such Licenses as well as the applicable orders, approvals and variances related thereto, and are not in violation of any of the foregoing, in each case, except as would not reasonably be expected to result in a Material Adverse Change. Except as specifically provided on Schedule 4.14, the transactions contemplated by this Agreement will not result in a default under or a breach or violation of, or adversely affect the rights and benefits afforded to the Company by any such Licenses.

4.15    Employment and Labor Matters.

(a)    List; Unpaid Compensation. Schedule 4.15(a) lists: (i) all present employees (including title and position), contractors and consultants of the Company, (ii) their current fixed and variable rate of compensation, any applicable vacation, paid-time-off and sick leave programs for which they are eligible, and any group insurance programs in which they are presently enrolled, and (iii) the 2011 employee bonuses that will be paid immediately prior to Closing (or as close thereto as is reasonably practicable and in any event prior to Closing) and accrued vacation or paid-time-off, if applicable. Schedule 4.15(a) also indicates any of such parties who are absent from work due to a work related injury, is receiving workers' compensation or is receiving disability compensation, in each case, as of the Closing Date. The 2011 employee bonuses disclosed on Schedule 4.15(a) represent all unpaid accrued or earned bonuses of the employees, contractors and consultants of the Company. With respect to the business conducted by the Company, there are no unpaid wages, bonuses or commissions (other than those not yet due) nor does the Company owe any Tax, penalty, assessment or forfeiture for failure to comply with any of the foregoing. The Company has paid or properly accrued and set forth on the face of the Financial Statements in the Ordinary Course of Business all wages and compensation due to any employee of the Company, including all vacations or vacation pay, paid-time-off, holidays or holiday pay, sick days or sick pay, and bonuses.

(b)    Certain Information. Except as listed in Schedule 4.15(b), the Company: (i) has not experienced, and there are not pending or, to the Knowledge of the Company, threatened, any labor disputes with any union, organized slowdown, pickets, work slow-downs due to labor disagreements, organized work interruption, strike or work stoppage by employees of the Company and, to the Knowledge of the Company, there are no pending or threatened actions or arbitrations that involve any of the foregoing issues described in this Section 4.15(b)(i); (ii) is not a party to, nor is it obligated by, any oral or written agreement with a labor union, whether a collective bargaining agreement or otherwise, regarding the rates of pay or working conditions of any of the employees of the Company; and (iii) the Company is not obligated under any agreement to recognize or bargain with any labor organization or union on behalf of the employees of the Company. To the Knowledge of the Company, no event has occurred or circumstance exists that may provide the basis of any work stoppage or other labor dispute in connection with the business of the Company.

(c)    Labor Claims. Except as listed in Schedule 4.15(c): (i) neither the Company nor to the Company's Knowledge, any of its officers, directors, or employees has been charged or, to the Knowledge of the Company, threatened with the charge of any unfair labor practice, charge or complaint pending, unresolved, or threatened within the three (3) years immediately prior to the Closing Date; (ii) the Company is in material compliance with, and is not in material violation of any, Legal Requirements concerning the employer-employee relationship and anti-discrimination and equal employment opportunities; and (iii) as of the date hereof, there are not, and have not been within the three (3) years immediately prior to the Closing Date, any material violations of any other Law respecting the hiring, hours, wages, occupational safety and health, employment, promotion, termination or benefits of any employee of the Company. Except as listed in Schedule 4.15(c), the Company has filed all reports, information and notices required under any Law respecting the hiring, hours, wages, occupational safety and health, employment, promotion, termination or benefits of any employee of the Company, and will timely file prior to Closing all such reports, information and notices required by any Law to be given prior to Closing.

(d)    Employment Agreements. Except as listed in Schedule 4.15(d): (i) all officers, employees, and agents of the Company are employees at-will and for indefinite terms, and (ii) there are no outstanding agreements or arrangements with respect to severance payments.

(e)    Immigration. The Company has complied and is in compliance with the requirements of the Immigration Reform and Control Act of 1986. Schedule 4.15(e) sets forth a true and complete list of all employees of the Company working in the United States who are not U.S. citizens and a description of the legal status under which each such individual is permitted to work in the United States. To the Knowledge of the Company, all employees of the Company or other Persons who are performing services for the Company are legally able to work in the countries where they are working and will be able to continue to work in the business of the Company where they are currently working following the consummation of the transactions contemplated by this Agreement.

(f)    Employee Benefit Plans. Except as set forth on Schedule 4.15(f), the Company does not maintain, contribute to or have any Liability or potential Liability with respect to (i) any “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or (ii) any other plan, program, policy, practice, arrangement or contract providing benefits or payments to current or former employees (or to their beneficiaries or dependents) of the Company or to any other Person, including any bonus plan, plan for deferred compensation, nonqualified retirement plan, severance plan, stock option, phantom stock or stock purchase plan, employee health or other welfare benefit plan or other arrangement formal or informal (in each case of (i) and (ii), a “Plan”). For purposes of this Section 4.15(f), the “Company” shall be deemed to include any entity required to be aggregated in a controlled group or affiliated service group with the Company for purposes of ERISA or the Code (including under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA), at any relevant time.

(g)    Each Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a determination letter from the Internal Revenue Service (the “IRS”) that such Plan is qualified under Section 401(a) of the Code, or the Company is entitled to rely upon an opinion letter from the IRS with respect to the qualification of such Plan, and nothing has occurred that could reasonably be expected to adversely affect the qualification of such Plan.

(h)    The Company has no Liability or potential Liability with respect to any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code or any similar federal, state or provincial law, rule or regulation (a “Pension Plan”) or any “multiemployer plan” (as such term is defined in Section 3(37) of ERISA).

(i)    Each Plan and any related trust, insurance contract or fund has been maintained, funded and administered in compliance in all material respects with its respective terms and with all applicable Legal Requirements. No asset of the Company is subject to any Lien under ERISA or the Code and, during the three (3) year period immediately preceding the Closing Date, the Company has not incurred any Liability under Title IV of ERISA or any Legal Requirement or the Pension Benefit Guaranty Corporation. There are no pending or, to the Knowledge of the Company, threatened Proceedings with respect to any Plan.
(j)    The Company is currently in compliance and during the three (3) year period immediately preceding the Closing Date, the Company has complied in all material respects with the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or any Legal Requirement, as amended from time to time (“COBRA”); and except as set forth on Schedule 4.15(j), the Company has no obligations under any Plan or otherwise to provide postemployment health or life insurance benefits to current or former employees of the Company or to any other Person, except as required by COBRA. Schedule 4.15(j) includes a list of each former employee of the Company who is entitled to, or receives, benefits under COBRA, or other similar provision of federal, state, or local law, as of the date of this Agreement.
(k)    Other than as set forth on Schedule 4.15(k), none of the Plans or any other agreement between the Company and any employees of the Company obligates the Company to pay any separation, severance, termination, retention bonus or similar benefit or accelerate any vesting schedule , or alter any benefit structure as a result of the Transaction (including in connection with the occurrence of subsequent events), or as a result of a change in control or ownership within the meaning of any Plan, agreement or Section 280G of the Code or the regulations thereunder.
(i)    Neither the Company nor any other “disqualified person” (within the meaning of Section 4975 of the Code) or “party in interest” (within the meaning of Section 3(14) of ERISA) has taken any action with respect to any of the Plans which could subject any such Plan (or its related trust) or the Company or any officer, director or employee of any of the foregoing to any penalty or Tax under Section 502(i) of ERISA or Section 4975 of the Code or any or any similar Legal Requirement. There has been no breach of fiduciary duty (as determined under ERISA) with respect to any Plan.
(l)    With respect to each Plan, the Company has provided the Buyer with true, complete and correct copies of (to the extent applicable) (i) all documents pursuant to which the Plan is maintained, funded and administered, (ii) the annual report (Form 5500 series) filed with the IRS (including all applicable attachments) for the most recent three years in which such reports were required to be filed, (iii) the most recent financial statements, and (iii) the most recent summary plan description provided to participants.
(m)    With respect to each Plan, all required payments, premiums, contributions, reimbursements or accruals for all periods (or partial periods) ending prior to or as of the Interim Financial Statements shall have been made or properly accrued on the Interim Financial Statements. None of the Plans has any unfunded Liabilities which are not reflected on the Interim Financial Statements.

4.16    Insurance. Schedule 4.16 lists each insurance policy maintained by or for the benefit of the Company with respect to the Company's assets, properties or businesses (including the name of the insurer, the policy number, and the period, amount and scope of coverage). Such policies are in amounts and have coverage as required by any contract to which the Company is a party or by which any of its assets or properties is bound. All such insurance policies are in full force and effect. The Company is not in default with respect to its obligations under any such insurance policy or has received written notice of cancellation or termination in respect of any such policy, and, to the Knowledge of the Company, no cancellation or termination of any such policy is pending or threatened by the current insurers of the Company.
4.17    Affiliate Transactions. To the Knowledge of the Company, except as disclosed on Schedule 4.17, neither (a) any current or former officer, director, manager or stockholder of the Company, (b) any individual related by blood, marriage or adoption to any of the foregoing individuals, (c) any trust or comparable entity that is operated for the benefit of any of the individuals referred to in each of the foregoing clauses, nor (d) any entity in which any Person referred to in each of the foregoing clauses owns any beneficial interest, (i) is a party to any agreement, contract, commitment or transaction with the Company, or (ii) has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the Company's business.

4.18    Environmental Matters.

(a)    Except as set forth on Schedule 4.18, to the Knowledge of the Company, the Company has obtained and complied in all material respects with all Licenses that may be required pursuant to Environmental Requirements for the occupation of its facilities and the operation of the Company's business.

(b)    Except as set forth on Schedule 4.18(a), the Company is, and at all times during the past thirty-six (36) months has been, in compliance in all material respects with all Environmental Requirements.

(c)    To the Knowledge of the Company, except as set forth on Schedule 4.18(b), the Company has not received any written notice, report or other information regarding any actual or alleged violation of Environmental Requirements or any Environmental Liabilities, relating to the Company or any Leased Premises that remains pending or unresolved.

(d)    Neither the Company nor its predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, exposed any Person to, handled or Released any Pollutant, or owned or operated any property or facility in a manner that has given or would reasonably be expected to give rise to Environmental Liabilities. Except as set forth on Schedule 4.18(c), to the Knowledge of the Company, the Leased Premises are not contaminated by any Pollutant in violation of any applicable Environmental Requirements.

(e)    To the Knowledge of the Company, Schedule 4.18(d) lists all: (i) USTs, (ii) asbestos-containing material, and (iii) materials or equipment containing polychlorinated byphenyls or radioactive substances, in each case that are located on or exist at any property or facility owned or leased by the Company, all of which, to the Knowledge of the Company, comply in all material respects with all applicable Environmental Requirements.

(f)    Except as set forth on Schedule 4.18(e), to the Knowledge of the Company, the Company has never assumed, undertaken or otherwise become subject to any Liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Requirements.

4.19    Safety Matters.

(a)    Except as set forth on Schedule 4.19(a), the Company has obtained and complied in all material respects with all Licenses that may be required pursuant to Safety Requirements for the occupation of its facilities and the operation of the Company's businesses.

(b)    The Company is, and at all times during the past thirty-six (36) months has been, in compliance in all material respects with all Safety Requirements.

(c)    Except as set forth on Schedule 4.19(c), the Company has not received any written notice, report or other written information of any actual or alleged violation of Safety Requirements relating to the Company that remains pending or unresolved.

4.20    Privacy; Data Protection. The Company has not collected any personally identifiable information concerning end-users of its products, services and websites from any third parties. The Company and, to the Knowledge of the Company, its respective subcontractors, have complied in all material respects with all Legal Requirements and their privacy policies relating to the privacy of users of the Company's products, services and websites, including without limitation with respect to the use, collection, storage, disclosure and transfer of personally identifiable information collected by the Company or by third parties having authorized access to the records of the Company. The Company and, to the Knowledge of the Company, its respective subcontractors, have complied in all material respects with all Legal Requirements and their privacy policies relating to the collection, use, storage, transfer, and disclosure of personally identifiable information of any employees, contractors or consultants, both in the United States and internationally. The Company has not received a complaint regarding its respective collection, use or disclosure of data, including but not limited to personally identifiable information. The execution, delivery and performance of this Agreement by the Company complies with all Legal Requirements relating to privacy and does not violate the Company's privacy policies. True and correct copies of all of the Company's privacy policies are attached to Schedule 4.20, and the Company and, to the Knowledge of the Company, its respective subcontractors, have at all times made all privacy policy disclosures to such users or customers as required by Legal Requirements. None of such disclosures made or contained in any such privacy policy has been inaccurate, misleading or deceptive or in violation of any Legal Requirements. The Company has implemented and maintained a comprehensive plan, or plans, which (i) identifies internal and external risks to the security of personally identifiable information and Confidential Information; (ii) implements, monitors and improves adequate and effective administrative, electronic and physical safeguards to control those risks; (iii) maintains notification procedures in compliance with all Legal Requirements and privacy or other policies in the case of any breach of security compromising unencrypted data containing personally identifiable information; and (iv) adequately provides for the prevention of data loss. The Company has not experienced any data loss, breach of security or otherwise unauthorized access by third parties to Confidential Information, including personally identifiable information, in the Company's possession, custody or control.
4.21    International Transactions. The Company has not directly, nor to the Company's Knowledge, indirectly or through one or more intermediaries, ever, through and including the date of Closing:

(a)    Made any corrupt payment to a foreign official within the meaning of (i) the Foreign Corrupt Practices Act (15 U.S.C. §§78dd-1 et seq.), (ii) the United States (“U.S.”) mail and wire fraud statutes (18 U.S.C. §§1341 through 1343), (iii) the Travel Act (18 U.S.C. §1952), (iv) any similar or successor statutes, or (v) any regulations promulgated under the foregoing statutes;

(b)    Engaged in any transaction, investment, undertaking or activity with any country, person, organization, authority or entity in violation of any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the Arms Export Control Act, the National Emergencies Act, the Immigration and Nationality Act, the Antiterrorism and Effective Death Penalty Act, the United Nations Participation Act, the Clean Diamond Trade Act, and the Syria Accountability and Lebanese Sovereignty Act, all as amended, any similar or successor statute, any of the U.S. Commerce Department's Export Administration Regulations (15 C.F.R. Part 730 et seq.), any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto. For the avoidance of doubt, (i) the regulations governed by the previous sentence include all of the regulations administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), including but not limited to the Anti-Terrorism Sanctions program, the Non-Proliferation Sanctions program, the Counter Narcotics Trafficking Sanctions program, the Diamond Trading Sanctions program and the various Country-specific Sanctions programs, and (ii) the country, person, organization, authority or entity referred to in the previous sentence include but not limited to anyone listed in the Specially Designated Nationals List or the Blocked Persons List both maintained and updated by OFAC, the Designated Foreign Terrorist Organizations List maintained and updated by the U.S. Department of State, Office of Counterterrorism, or any other list published by any U.S. government agency or department regarding terrorism or money laundering;
(c)    Engaged in any transaction, investment, undertaking or activity that conceals the identity, source or destination of the proceeds from any category of offenses designated by the Financial Action Task Force on Money Laundering's “The Forty Recommendations” of June 20, 2003, in violation of the laws or regulations of the United States, including but not limited to Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, Public Law 107-56, as amended, the Currency and Foreign Transactions Reporting Act of 1970, as amended, or the Money Laundering Control Act of 1986 as amended, or the anti-money laundering laws of any other jurisdiction in which the Company has conducted business; or
(d)    Participated in or cooperated with an unsanctioned international boycott within the meaning of Section 999 of the Code.

4.22    Litigation and Compliance with Law. Except as set forth on Schedule 4.22, there are no Proceedings, pending or, to the Company's Knowledge, threatened against or affecting the Company, at Law or in equity, or before or by any Governmental Authority or instrumentality having jurisdiction over the Company. No notice of any Proceeding involving the Company, whether pending or threatened, has been received by the Company, and, to the Company's Knowledge, there is no basis therefor. Except to the extent set forth on Schedule 4.22, (i) the Company has, at all times, conducted its business in compliance with all Legal Requirements applicable to the business or the assets of the Company (including, to the extent applicable to the business or assets of the Company, HIPAA and HITECH), and (ii) the Company currently conducts the Company's business operations in compliance with all Legal Requirements applicable to the Company's business and assets, in each case, except as would not be reasonably expected to result in a Material Adverse Change. Neither the Company, nor to the Company's Knowledge, any employee of the Company, has made any payment of funds in connection with the business or its any of its assets prohibited by Law, and no funds have been set aside to be used in connection with the business of the Company for any payment prohibited by Law.

4.23    Books and Records. The books of account and other financial records for the three (3) year period immediately preceding the Closing Date, to be transferred to the Buyer pursuant hereto are in all material respects complete and correct, are maintained in accordance with all material Legal Requirements, and are accurately reflected in the Financial Statements. The Company has made available to the Buyer and its Representatives true and complete copies of all minute books or corporate records relating to the Company for the three (3) year period immediately preceding the Closing Date.

4.24    Bank Accounts, Letters of Credit and Powers of Attorney. Schedule 4.24 lists (a) all bank accounts, lock boxes and safe deposit boxes owned by the Company (including the name of the bank or other institution where such account or box is located and the name of each authorized signatory thereto), (b) all outstanding letters of credit issued by financial institutions for the account of the Company (setting forth, in each case, the financial institution issuing such letter of credit, the maximum amount available under such letter of credit, the terms (including the expiration date) of such letter of credit and the party or parties in whose favor such letter of credit was issued), and (c) the name and address of each person who has a power of attorney to act on behalf of the Company. The Company has heretofore delivered to the Buyer true, correct and complete copies of each letter of credit and each power of attorney described in Schedule 4.24.

4.25    Customers and Suppliers.

(a)    Schedule 4.25(a) sets forth each direct customer of the Company who accounted for more than $10,000 of the revenues of the Company for the fiscal year ended December 31, 2010, and who is expected to account for more than $10,000 of the revenues of the Company for the fiscal year ending December 31, 2011 (collectively, the “Customers”). Except to the extent disclosed in Schedule 4.25(a), since June 30, 2011, no Customer of the Company has terminated its relationship with the Company. Except to the extent disclosed in Schedule 4.25(a), no Customer has provided the Company with written notice (or to the Company's Knowledge, oral notice) of any plan or intention to terminate, to cancel or to otherwise materially and adversely modify its relationship with the Company or to decrease materially its usage, purchase or distribution of the services or products of the Company.

(b)    Schedule 4.25(b) sets forth a list of all suppliers to whom the Company made payments aggregating $10,000 or more during the fiscal year ended December 31, 2010, or expects to aggregate $10,000 or more during the fiscal year ending December 31, 2011, showing, with respect to each, the name of such supplier. Since June 30, 2011, no supplier has terminated its relationship with the Company.

4.26    Warranties to Customers. There is no claim, action, suit, investigation or proceeding pending against the Company, or to the Company's Knowledge, threatened, relating to alleged defects in the products or services provided by the Company, or the failure of any such product or service to meet agreed upon specifications and, to the Company's Knowledge, there is no basis for any of the foregoing.

4.27    Internal Controls. The Company maintains books and records reflecting their assets and Liabilities accurately in all material respects and maintains proper and adequate internal accounting controls which provide reasonable assurance that (a) material transactions are executed with management's authorization; (b) material transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and to maintain accountability for the Company's consolidated assets; (c) access to the Company's material assets is permitted only in accordance with management's authorization; (d) the reporting of the Company's material assets is compared with existing material assets as necessary to permit preparation of the consolidated financial statements of the Company and to maintain accountability for the Company's consolidated material assets; (e)  material accounts, notes and other receivables and inventory are recorded accurately, and adequate procedures are implemented to effect the collection thereof on a timely basis; and (f) there are adequate procedures in place regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's material assets. As of the date of this Agreement, (i) there are no significant deficiencies in the design or operation of the Company's internal controls over financial reporting which could adversely affect in any material respect the Company's ability to record, process, summarize and report consolidated financial data or material weaknesses in internal controls over financial reporting and (ii) to the Company's Knowledge, there has been no fraud, whether or not material, that involved management or other employees of the Company who have a significant role in the Company's internal controls over financial reporting.

4.28    Accounts Receivable. All accounts receivable that are reflected on the Financial Statements or on the accounting records of the Company as of the Closing Date represent or will represent valid obligations arising from sales actually made or services actually performed by the Company in the Ordinary Course of Business. All accounts receivable of the Company are reflected properly on their respective books and records, are valid receivables, are current and collectible except as set forth in Schedule 4.28. The “bad debts” set forth on Schedule 4.28 represents the Company's best efforts assessment of uncollectability of accounts receivable based on the facts and circumstances pertaining to said accounts receivable calculated consistent with past practice. Except as set forth on Schedule 4.28, there is no contest, claim, defense or right of setoff under any contract with any account debtor of an account receivable relating to the amount or validity of such account receivable. Schedule 4.28 contains a complete and accurate list of all accounts receivable of the Company as of the date of the Interim Financial Statements, which list sets forth the aging of each such account receivable.
4.29    Cash Amount. The Cash Amount is equal to or greater than (i) the amount of the first payroll payable by the company after the Closing (assuming no changes in employees or compensation after Closing) minus (ii) the average daily collections of the Company over the immediately preceding twelve (12) month period, multiplied by the number of collection days between the Closing and the first payroll date thereafter.

4.30    Accuracy of Information Furnished by the Company. No written representation, statement or information made or furnished by the Company to the Buyer, including without limitation, those contained in this Agreement and the various attachments hereto, including the schedules, and the other information and statements previously furnished by the Company to the Buyer, contains or shall contain any untrue statement of a material fact or omits or shall omit any material fact necessary to make the information contained therein in light of circumstances in which they were made, not misleading.

Article V
REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL STOCKHOLDERS

As a material inducement to the Buyer and the Merger Sub to enter into this Agreement, each Principal Stockholder, individually with respect to himself, herself or itself only, hereby represents and warrants to the Buyer and the Merger Sub that, as of the Closing Date, the statements contained in this Article V are true and correct in all respects, except for information set forth in the disclosure schedules delivered in connection with this Agreement (the disclosure schedules are arranged in Sections and a disclosure in any Section thereof qualifies all provisions of Article IV and Article V of this Agreement whether or not cross-references are made that specifically state that the disclosure in any Section of the disclosure schedules should apply to one or more other Sections in such Articles of this Agreement):
5.1    Authorization. No approval or other proceedings on any Principal Stockholder's part are necessary to authorize the execution, delivery or performance by such Principal Stockholder of this Agreement and such Ancillary Agreements. Such Principal Stockholder has the full power to sell, exchange, assign, transfer and deliver its shares of Company Stock to the Buyer or the Surviving Corporation, as the case may be, free and clear of all Liens. This Agreement has, been duly executed and delivered by such Principal Stockholder, and constitutes a legal, valid and binding obligation of such Principal Stockholder enforceable against such Principal Stockholder in accordance with its terms, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and limitations on the availability of equitable remedies. As of the Closing, the Ancillary Agreements to which such Principal Stockholder is a party will have been duly executed and delivered by such Principal Stockholder, and will constitute a legal, valid and binding obligation of such Principal Stockholder enforceable against such Principal Stockholder in accordance with its terms, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other Legal Requirements affecting creditors' rights generally and limitations on the availability of equitable remedies.

5.2    Absence of Conflicts. Neither the execution and delivery by such Principal Stockholder of this Agreement and the Ancillary Agreements to which such Principal Stockholder is a party nor the performance by such Principal Stockholder of its obligations hereunder and thereunder in accordance with the terms of this Agreement and the Ancillary Agreements will not (with or without the giving of notice or the lapse of time, or both), (a) contravene, conflict with or result in a material violation or breach of, or give any Governmental Authority or other Person the right to challenge the Transaction under, any Legal Requirement applicable to such Principal Stockholder or any of such Principal Stockholder's assets or properties, or require any consent or approval of or any notice or filing with any Governmental Authority or other Person, or (b) contravene, conflict with or result in a material breach or default under, or give rise to any right of acceleration or termination of, any of the terms, conditions or provisions of any note, bond, lease, license, contract or other instrument or obligation to which such Principal Stockholder is a party or by which any of such Principal Stockholder's material assets or properties is bound, in each case, except as would not be reasonably expected to result in a Material Adverse Change.

5.3    Title. Such Principal Stockholder is the sole record and beneficial owner of the Company Stock and Options set forth opposite such Principal Stockholder's name on Schedule 4.3 hereto. Except as set forth on Schedule 5.3, such Principal Stockholder is not a party to any voting trust, proxy or other contract or understanding between or among any Persons that affects or relates to the voting or giving of written consent with respect to any outstanding security of the Company.

5.4    Litigation. There is no Proceeding at law or in equity pending or, to the Knowledge of such Principal Stockholder, threatened in writing against, and there is no outstanding Order applicable to, such Principal Stockholder that seeks to restrain, enjoin, prevent or prohibit the consummation of any part of the Transaction.

Article VI
REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB

As a material inducement to the Company and the Principal Stockholders to enter into this Agreement, the Buyer and the Merger Sub hereby represent and warrant to the Company and the Principal Stockholders that as of the date hereof and as of the Effective Time:
6.1    Organization and Power. The Buyer is a corporation validly existing and in good standing under the laws of the State of Delaware, with full power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder. The Merger Sub is a corporation validly existing and in good standing under the laws of the State of Maryland, with full power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder.

6.2    Authorization of Transaction. Each of the Buyer and the Merger Sub has full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the Transaction. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Buyer or the Merger Sub is a party and the consummation of the Transaction have been duly and validly authorized and approved by all requisite action on the part of the Buyer and the Merger Sub and no other proceedings (corporate or otherwise) on the part of the Buyer or the Merger Sub are necessary to approve and authorize the execution and delivery of this Agreement and the consummation of the Transaction. This Agreement has been duly executed and delivered by the Buyer and the Merger Sub and constitutes the valid and binding agreement of the Buyer and the Merger Sub enforceable against them in accordance with its terms, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other Legal Requirements affecting creditors' rights generally and limitations on the availability of equitable remedies. As of the Closing, the Ancillary Agreements to which the Buyer or the Merger Sub is a party will have been duly executed and delivered by such Person, and will constitute a legal, valid and binding obligation of such Person enforceable against it in accordance with its terms, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other Legal Requirements affecting creditors' rights generally and limitations on the availability of equitable remedies.

6.3    Absence of Conflicts. Neither the execution and delivery by the Buyer or Merger Sub of this Agreement and the Ancillary Agreements to which such Person is a party nor the performance by such Person of its obligations hereunder and thereunder in accordance with the terms of this Agreement and the Ancillary Agreements will (with or without the giving of notice or the lapse of time, or both), (a) contravene, conflict with, or result in a violation of any provision of the Articles of Incorporation, bylaws or comparable organizational documents of the Buyer or the Merger Sub, (b) contravene, conflict with or result in a material violation or breach of, or give any Governmental Authority or other Person the right to challenge the Transaction under, any Legal Requirement applicable to such Person or any of such Person's assets or properties, or require any consent or approval of or any notice or filing with any Governmental Authority or other Person, or (c) contravene, conflict with or result in a material breach or default under, or give rise to any right of acceleration or termination of, any of the terms, conditions or provisions of any note, bond, lease, license, contract or other instrument or obligation to which such Person is a party or by which any of such Person's material assets or properties is bound, in each case, except as would not be reasonably expected to result in a Material Adverse Change.

6.4    Litigation. As of the date hereof, there are no Proceedings pending or, to the Knowledge of the Buyer, threatened against or affecting the Buyer at law or in equity, or before or by any Governmental Authority, which would materially affect the performance of the Buyer or the Merger Sub or their obligations under this Agreement or the Ancillary Agreements to which the Buyer or the Merger Sub is a party or the consummation of the Transaction.

6.5    Brokers' Fees. No agent, broker, finder, investment banker or other Person, acting on behalf of the Buyer or any of its Affiliates, is or will be entitled to any fee, commission or other payment from the Buyer or any of its Affiliates in connection with this Agreement or the Transaction.

Article VII
TAX MATTER COVENANTS

7.1    Certain Tax Matters. The following provisions shall govern the allocation of responsibility as between the Buyer and the Holders for certain Tax matters following the Closing Date.

(a)    Closing of Taxable Period. The Holders and the Buyer shall, to the extent permitted by applicable Legal Requirements, elect with the relevant Governmental Authorities to close the Taxable period of the Company at 11:59 p.m. on the Closing Date. In the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company and the amount of any sales, use, employment or withholding Taxes of the Company that relate to a Pre-Closing Tax Period shall be determined based on an interim closing of the books as of 11:59 p.m. on the Closing Date (the “Tax Effective Time”) (and for such purpose, the Taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company for a Straddle Period that relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on and including the Closing Date and the denominator of which is the number of days in such Straddle Period.

(b)    Responsibility for Filing Tax Returns.

(i)    The Sellers' Representative shall prepare or cause to be prepared and present to the Company for filing all Tax Returns of the Company that are due after the Closing Date for Taxable periods that end on or before the Closing Date. Any expenses incurred by the Buyer in preparation of said Tax Returns shall be borne by the Holders and at the Buyer's sole option (subject to Section 9.2(f)) satisfied by a claim against the Escrow Amount as an adjustment to the Merger Consideration. Each such Tax Return shall be delivered to the Buyer no later than fifteen (15) Business Days prior to filing or the due date of such Tax Return, whichever is sooner (provided, however, that in the case of a Tax Return due within 30 days after the Closing, such return shall be delivered as soon as practical) for Buyer's comment and review. The Sellers' Representative shall incorporate any reasonable comments made by Buyer prior to the filing of such Tax Return. In the event there is a disagreement as to whether revisions requested by Buyer should be included in any such Tax Return, the Sellers' Representative and Buyer shall attempt in good faith to resolve such disagreement.

(ii)    The Buyer shall prepare or caused to be prepared and file or cause to be filed all Straddle Period Tax Returns of the Company. Each such Tax Return shall be delivered to the Sellers' Representative no later than fifteen (15) Business Days prior to filing or the due date of such Tax Return, whichever is sooner (provided, however, that in the case of a Tax Return due within thirty (30) days after the Closing, such return shall be delivered as soon as practical) for the Sellers' Representative's review and comment. The Buyer shall incorporate any reasonable comments made by the Sellers' Representative prior to the filing of such Tax Return. In the event there is a disagreement as to whether revisions requested by Buyer should be included in any such Tax Return, the Sellers' Representative and Buyer shall attempt in good faith to resolve such disagreement. The Buyer and the Sellers' Representative shall consult and cooperate as to any elections to be made on Tax Returns of the Company for periods ending on or before 11:59 p.m. on the Closing Date. Except as otherwise required by applicable Legal Requirements, the Tax Returns described in this Section 7.1(b) shall be prepared in a manner consistent with the prior practice of the Company.

(iii)    In the event there is a disagreement as to whether revisions to a Tax Return requested by a reviewing party should be included in any such Return that cannot be resolved between the Sellers' Representative and Buyer, such dispute shall be submitted to and resolved by the accounting firm mutually selected by the Sellers' Representative and Buyer (the “Independent Accountant”). The decision of the Independent Accountant shall be final. Notwithstanding the above, the party who has the primary responsibility for preparing and filing a Tax Return under this Section 7.1(b) shall be entitled to file any such Tax Return by its due date or at any time thereafter. In the event such Tax Return does not reflect resolution of the disagreement (whether resolved by Sellers' Representative and Buyer together or by the Independent Accountant), such Tax Return shall be amended as necessary to conform with the resolution of the disagreement. The fees and costs of the Independent Accountant in connection with any dispute under this Section 7.1(b) shall be split equally between the Holders, on the one hand, and the Buyer on the other hand.

(iv)    At all times after the Closing Date, at least five (5) Business Days prior to the date any Tax Return is due, the Holders shall remit (subject to Section 9.2(f)) to the Company any Tax payments shown as due and payable on such Tax Return required to be paid by the Holders pursuant to the terms of this Agreement. The Company shall pay any and all Taxes shown due and payable on such Tax Returns, subject to the indemnification provisions of Article IX, which indemnification provisions shall apply to the extent that payment for such Taxes have not been previously remitted by the Holders or offset against the Escrow Fund.

(c)    Cooperation on Tax Matters.

(i)    The Buyer and the Company, on the one hand, and the Holders, on the other hand, shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation, filing and execution of Tax Returns pursuant to this Section 7.1 and any Tax Contest (including the execution of appropriate powers of attorney to allow a party responsible for the defense of such contest to represent the Company). Such cooperation shall include the retention and (upon the other Party's request) the provision of records and information that are reasonably relevant to any such Tax Return or Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and each Holder agree (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by the Buyer or the Holders, any extensions thereof) of the respective Taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other Parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Company or such Holder, as the case may be, shall allow the other Party to take possession of such books and records.
(ii)    The Buyer and each Holder further agree, upon request, to use reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the Transaction contemplated by this Agreement).
(iii)    The Buyer and each Holder further agree, upon request, to provide the other Party with all information that either Party may be required to report pursuant to Section 6043 of the Code, Section 6043A of the Code, and all Treasury Regulations promulgated thereunder.

(d)    Tax Contests.

(i)    General Rule. Except as otherwise provided in this Section 7.1(d), the Party responsible for the Taxes under Section 9.2 that is the subject of a Tax Contest shall control and bear the cost of the conduct of such Tax Contest, including determining actions taken to pay, dispute, compromise or settle such Taxes (except with respect to Tax Contests relating to transfer pricing matters, which shall in all cases be controlled by the Buyer and costs borne by the Buyer, subject to indemnification rights pursuant to Article IX); provided, however, neither the Holders, on the one hand, nor the Buyer and the Company, on the other hand, may compromise or settle any such Tax Contest in a manner that would reasonably be expected to adversely affect the other Party or Parties with respect to any Taxable period for which such other Party or Parties are responsible pursuant to Section 9.2, without the prior written consent of such other Party or Parties (which consent shall not be unreasonably withheld, conditioned or delayed). In the event a Tax Contest involves multiple Taxable periods, with respect to one or more of which the Buyer is responsible for the Taxes and one or more of which the Holders are responsible for the Taxes, then, except as otherwise provided in this Section 7.1(d), the control and the cost of the conduct of the Tax Contest shall be shared accordingly (in proportion to the amounts in controversy that would be the responsibility of each Party) and each Party shall cooperate fully, as and to the extent reasonably requested by the other Party, in the conduct of such Tax Contest. The Party receiving the notice of such Tax Contest will provide the other Party with notice in writing of such Tax Contest involving the Company within thirty (30) days (unless action is required sooner, then as soon as possible) of receiving such notice from the Governmental Authority. If the non-notifying Party does not respond within thirty (30) days (unless action is required sooner, then as soon as possible) of any such notice, such Party will be deemed to have elected not to participate in such Tax Contest.

(ii)    Straddle Periods. In the case of any Straddle Period, the Buyer shall control the conduct of such Tax Contest, and the Holders shall have the right to participate in such Tax Contest to the extent the proceedings relate to any matter which may give rise to an indemnification payment by the Holders under Section 9.2, or to the extent the proceedings may adversely affect the Holders' Liability for Taxes relating to the Company. The Party receiving the notice of such Tax Contest will provide the other Party with notice in writing of such Tax Contest involving the Company within thirty (30) days (unless action is required sooner, then as soon as possible) of receiving such notice from the Governmental Authority. If the non-notifying Party does not respond within thirty (30) days (unless action is required sooner, then as soon as possible) of any such notice, such Party will be deemed to have elected not to participate in such Tax Contest. The Buyer shall not settle any such Tax Contest in a manner that would be reasonably expected to adversely affect the Holders, or any of them, without the prior written consent of the Holders (which consent shall not be unreasonably withheld, conditioned or delayed). Any consent required to be given by the Holders may be given by the Sellers' Representative and if given, shall be binding on all the Holders. In any Tax Contest involving a Straddle Period where Holders elect to participate, each Party shall bear its own costs for participating in such Tax Contest, and all Parties shall cooperate in good faith before any final resolution is reached. Notwithstanding anything else set forth herein to the contrary, the Holders, acting through Sellers' Representative, at the Holders' expense (including, without limitation, reimbursement by Holders of the Buyer's and the Company's out-of-pocket expenses incurred in connection with such contest), shall have the right to require the Company to contest any asserted Straddle Period Tax deficiencies for which Holders would have Liability under Section 9.2.

(e)    Amended Tax Returns. Except as otherwise required to comply with applicable Legal Requirements or otherwise required in connection with any audit or investigation by the IRS, the Buyer shall not cause or permit the Company to amend, re-file or otherwise modify any Tax Return relating to any Pre-Closing Tax Period, in a manner that would be reasonably expected to adversely affect the Holders, or any of them, without the prior written consent of the Sellers' Representative in its sole discretion. Any consent required to be given by the Holders may be given by the Sellers' Representative and if given, shall be binding on all the Holders.
(f)    Tax-Sharing Agreements. All Tax-sharing agreements or similar agreements with respect to or involving Company (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes) shall be terminated as of the day before the Closing Date and, from and after the Closing Date, the Company shall not be bound thereby or have any Liability thereunder.

(g)    Tax Refunds. Any refund of Taxes of the Company (including interest thereon) with respect to any Pre-Closing Tax Period shall be the property of the Holders and shall be promptly paid to the Holders by Buyer if received by Buyer or any of its Affiliates or the Company, other than those related to Taxes paid by Buyer or the Company after Closing which have not been reimbursed by Holders.
h)    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Transaction shall be paid one-half by the Buyer and one-half by the Holders (by their inclusion as Stockholders' Transaction Expenses).

Article VIII
EMPLOYMENT MATTER COVENANTS

8.1    New Employment Arrangements. With the exceptions of Todd Johnson and Meir Gottlieb, who will be parties to employment agreements, the Surviving Corporation will offer all of the Company's employees continued employment, on an “at-will” basis, to be effective as of the Closing Date (or as soon as practicable thereafter), upon proof of a legal right to work in the United States. Each employee of the Company who remains an employee of the Surviving Corporation after the Closing Date shall be referred to hereafter as a “Continuing Employee.” Continuing Employees shall be eligible to participate in the Surviving Corporation's benefit plans and programs in a manner consistent with the terms thereof; provided, however, that for purposes of determining eligibility, vesting and benefit accrual under such benefit plans or programs, Continuing Employees shall execute the restrictive covenants agreement required to be executed by Surviving Corporation's employees.

8.2    COBRA Coverage. All of the former employees of the Company, who are entitled to, or, to the Company's Knowledge, are receiving, COBRA Coverage as of the date of this Agreement are listed on Schedule 4.15(j) (such Persons are referred to herein, collectively, as the “COBRA Covered Employees”). Upon and at all times after the Effective Time, the Surviving Corporation and Buyer shall be solely responsible for providing, and shall assume the obligation to provide, COBRA Coverage with respect to the COBRA Covered Employees as required by COBRA and other applicable laws. Buyer and the Surviving Corporation shall be solely responsible for offering and providing COBRA Coverage with respect to any “qualified beneficiary” who becomes covered by a “group health plan” sponsored or contributed to by the Surviving Corporation or Buyer and who experiences a “qualifying event” following the Closing Date while covered under such group health plan. For the purposes hereof, “qualified beneficiary,” “group health plan,” “qualifying event,” and “successor employer” shall have the meaning ascribed thereto in Section 4980B of the Code and the regulations promulgated thereunder.

8.3    Director and Officer Indemnification and Insurance.

(a)    Each of Buyer and the Company (and after the Effective Time, the Surviving Corporation) agrees that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the Effective Time, an officer or director of the Company in accordance with the Company's Articles of Incorporation and Company Bylaws, in each case as in effect on the date of this Agreement, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective

        (b)    The Company (and after the Effective time, the Surviving Corporation) shall, and Buyer shall cause the Surviving Corporation to, (i) maintain in effect for a period of three (3) years after the Closing Date, if available, the current policies of directors' and officers' liability insurance maintained by the Company immediately prior to the Closing (provided that the Surviving Corporation may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company when compared to the insurance maintained by the Company as of the date hereof), or (ii) obtain as of the Closing Date “tail” insurance policies with a claims period of three (3) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing (including in connection with the transactions contemplated by this Agreement).

(c)    The obligations of Buyer and the Company (and after the Effective Time, the Surviving Corporation) under this Section 8.3 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 8.3 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 8.3 applies shall be third-party beneficiaries of this Section 8.3, each of whom may enforce the provisions of this Section 8.3).

(d)    In the event Buyer, the Company (and after the Effective Time, the Surviving Corporation) or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or the Company (and after the Effective Time, the Surviving Corporation), as the case may be, shall assume all of the obligations set forth in this Section 8.3.

8.4    WARN Obligations. Buyer represents that it will not take (and will not permit the Surviving Corporation to take) any actions in connection with or following the Transaction which will result in a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Act (the “WARN Act”) or which will trigger an obligation to provide any notices under any similar state or local Law. Buyer agrees that Buyer (or the Surviving Corporation) shall be responsible to issue any and all notices required by the WARN Act or any similar applicable state or local Law resulting from any actions in connection with or following the Transaction, and Buyer shall indemnify the Stockholder Indemnitees for any Loss in the event that Buyer (or the Surviving Corporation) fails to do so or otherwise breaches this Section 8.4.

Article IX
SURVIVAL, INDEMNIFICATION AND RELATED MATTERS

9.1    Survival. Except as otherwise expressly set forth in this Agreement, the representations, warranties, covenants and agreements of the Company, the Principal Stockholders, the Holders, the Buyer and the Merger Sub in this Agreement and the Ancillary Agreements, and the rights of the Parties to seek indemnification with respect thereto, shall survive the Closing for eighteen (18) months following the Closing Date (the “Escrow Period”), except for the representations, warranties and indemnity obligations contained in (i) Sections 4.1 (Organization and Corporate Power), 4.2 (Authorization of Transaction), 4.3 (Capitalization), 4.13 (Brokerage), 5.1 (Organization and Power), 5.2 (Authorization) and 5.4 (Title), (collectively, the “Fundamental Representations”) which shall survive for sixty (60) days past the applicable statute of limitations; and (ii) Sections 4.12 (Intellectual Property), 4.10 (Taxes), and 4.15 (Labor and Employment Matters) (collectively, the “Purchase Price Representations”) which shall survive for sixty (60) days past the applicable statute of limitations; and except as otherwise expressly set forth in this Agreement no claim for any Losses may be brought on account of any of the foregoing beyond the applicable survival period. The Sections enumerated in clauses (i) and (ii) in this Section 9.1 shall be referred to herein collectively as the “Designated Representations”. Notwithstanding the foregoing, any representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 9.1 if a written notice relating to the event giving rise to such right or potential right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time in accordance with the terms of this Agreement and/or the Escrow Agreement, if applicable. In any such case, such representation, warranty, covenant or agreement shall survive, only for the purposes of claims for indemnity related to such event and not for the purposes of claims for indemnity related to any other event, until any claim for indemnity related to such event is resolved.

9.2    Indemnification.

(a)    Indemnity Obligation of the Holders.

(i)    Subject to the terms and conditions contained in this Article IX, each of the Holders, jointly and severally, shall indemnify, defend and hold harmless the Company and the other Buyer Indemnitees from and against, and pay to the Company and, if appropriate, the other Buyer Indemnitees, any loss, deficiency, damage, Liability, claim, action, obligation, cost, Tax, expense or other charge (including interest, penalties, reasonable legal, accounting, consultant and expert fees and expenses) (each, a “Loss”), which the Company or the other Buyer Indemnitees may suffer, sustain or become subject to:

(A)	as a result of the breach by the Company at or prior to the Closing of any representation or warranty made by the Company in this Agreement or any Ancillary Agreement;

(B)	as a result of the breach by the Company at or prior to the Closing of any covenant or other agreement made by the Company in this Agreement or any Ancillary Agreement;

(C)
(1) all unpaid Taxes of the Company for all Pre-Closing Tax Periods determined in accordance with Section 7.1(a), (2) all Taxes of any member of an Affiliated Group of which the Company (or any predecessor) is or was a member on or prior to the Closing Date imposed on the Company pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-United States law or regulation, and (3) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring on or before the Closing Date;

(D)
as a result of any Third Party Proceeding arising out of or relating to any Actions by Stockholders in connection with or arising from the consummation of the transactions contemplated herein, including the exercise of dissenters rights pursuant to Section 3-202 of the MCAC;

(E)
as a result of any Third Party Proceeding arising out of or relating to any prior discussions, letters of intent or agreements entered into prior to the Closing concerning the acquisition of the Company or any capital stock of the Company, whether or not disclosed on any schedule;

(F)	relating to any Existing Debt as of the Closing Date that is not paid at Closing; and

(G)	arising from or otherwise relating to any Stockholders'

Transaction Expenses, whenever arising or submitted to the Company.

(ii)    [Intentionally Omitted.]

(iii)    Subject to the terms and conditions contained in this Article IX, each Principal Stockholder (as to himself, herself or itself only) shall indemnify, defend and hold harmless the Buyer, its Affiliates and their Respective Representatives (collectively, the “Buyer Indemnitees”) from and against, and pay to the Buyer Indemnitees, any Loss that any Buyer Indemnitee may suffer, sustain or become subject to arising from, relating to or otherwise in respect of any breach by such Principal Stockholder of: (A) any representation or warranty made by such Principal Stockholder in Article V or any Ancillary Agreement, or (B) the covenants or other agreements made by such Principal Stockholder in this Agreement or any Ancillary Agreement.

(b)    Buyer's Indemnity Obligation. Subject to the terms and conditions contained in this Article IX, the Buyer agrees to indemnify the Holders and their respective members, officers, employees, controlling persons and Affiliates (collectively, the “Stockholder Indemnitees”) and to hold them harmless from and against any Loss which any Stockholder Indemnitee may suffer, sustain or become subject to, as a result of (i) the breach by the Buyer or the Merger Sub of any representation or warranty made by the Buyer or the Merger Sub in this Agreement or any Ancillary Agreement, (ii) the breach by the Buyer or the Merger Sub of any covenant or other agreement made by the Buyer or the Merger Sub in this Agreement or any Ancillary Agreement or (iii) Taxes payable by the Buyer, the Merger Sub or the Company for which the Holders are not required to indemnify the Company or the other Buyer Indemnitees pursuant to Section 9.2(a)(i)(C).

(c)    Procedure.

(i)    If any Stockholder Indemnitee or any Buyer Indemnitee seeks indemnification under this Section 9.2, such party (the “Indemnified Party”) shall give written notice to the party or parties from whom or which such Indemnified Party is seeking indemnification under this Agreement (the “Indemnifying Party”) of the facts and circumstances giving rise to the claim, which in the case of a Buyer Indemnitee shall mean notice to the Sellers' Representative. In that regard, if any Proceeding shall be brought or asserted in writing by any third party (“Third Party Proceeding”) for which an Indemnified Party may seek indemnification pursuant to this Section 9.2, the Indemnified Party shall promptly notify the Indemnifying Party of the same in writing, specifying in reasonable detail (if known) the basis of such claim and the facts pertaining thereto, and the Indemnifying Party, if it so elects by written notice to the Indemnified Party prior to the expiration of the Dispute Period, shall assume and control the defense thereof (and shall consult with the Indemnified Party with respect thereto), including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of expenses.

(ii)    If the Indemnifying Party elects to assume and control the defense, prior to the expiration of the Dispute Period as provided in Section 9.2(c)(i) above, the

Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party, unless (A) the employment thereof has been specifically authorized by the Indemnifying Party in writing, (B) there exists a conflict of interest between the interests of the Indemnified Party and the Indemnifying Party, or (C) the Indemnifying Party has failed to assume the defense and employ counsel; provided that the Indemnifying Party shall only be entitled to assume the defense of a Third Party Proceeding if (1) such Indemnified Party agrees in writing to be fully responsible for all Losses relating to such Third Party Proceeding, or (2) such Third Party Proceeding is not a Proceeding that seeks an injunction or equitable relief against the Indemnified Party (but in that case, only to such extent). Notwithstanding anything to the contrary in the foregoing, in no event shall the Indemnifying Party be liable for the fees and expenses of more than one counsel (in addition to any local counsel) for all Indemnified Parties in connection with any one Third Party Proceeding or separate but similar or related Third Party Proceedings in the same jurisdiction arising out of the same general allegations or circumstances. The Indemnifying Party shall not be liable for any settlement of any Third Party Proceeding that is effected without the written consent of the Indemnifying Party.

(iii)    If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in notice contemplated by Section 9.2(c)(i) or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such notice, the Loss in the amount specified in the notice will be conclusively deemed a Liability of the Indemnifying Party under Section 9.2(a) and the Indemnifying Party shall pay the amount of such Loss (subject to the provisions of this Article IX) to the Indemnified Party on demand.

(d)    Loss Recoveries; Calculation of Loss.

(i)    To the extent the Company on or before the Closing Date or the Sellers within sixty (60) days after the Closing Date have prepaid premiums (including the purchase of “tail” insurance policies) on any of the Company's insurance policies (the “Prepaid Insurance Policies”) and with respect to the insurance policies (and/or “tail” insurance policies) required to be maintained or obtained (as applicable) by the Company pursuant to Section 8.3 (together with the Prepaid Insurance Policies, the “Applicable Insurance Policies”), the Surviving Corporation shall not terminate, cancel or modify any such Applicable Insurance Policies (or otherwise take any action that would result in a change of liabilities covered under such Applicable Insurance Policies) prior to the expiration of the term covered by (A) in the case of such Prepaid Insurance Policies, such prepaid premiums, and (B) in the case of the policies required to be obtained pursuant to Section 8.3, the terms set forth in Section 8.3; provided, however, that any cancellation or termination of such Prepaid Insurance Policies solely as a result of a change in control or change in ownership of the Company after the Effective Time shall not be deemed a violation of this sentence. If any Loss sustained by an Indemnified Party is covered by any such Applicable Insurance Policies or an indemnification obligation, contribution obligation or similar payment obligation from another Person (other than an affiliate of such Indemnified Party), such Indemnified Party shall use commercially reasonable efforts to collect such insurance, indemnity, contribution or other payments.

(ii)    In calculating the amount of any Loss hereunder, the amount of such Loss shall be reduced by any (A) amounts actually received (before or after receipt of any indemnification payment with respect thereto from the Indemnifying Party) by the Indemnified Party under insurance policies, indemnity payments, contributions or other similar payments (net of the costs of such collection) and (B) Tax Benefits actually realized by the Indemnified Party for the year during which such Loss was suffered and arising from the facts or circumstances giving rise to such Loss and taking into account any Tax cost actually incurred or suffered by the Indemnified Party arising from the receipt or accrual of the indemnification payment. In the event of any adjustments to the calculation of the amount of any Loss under this Section 9.2(d)(ii) after receipt of any indemnification payment with respect thereto from the Indemnifying Party, the Indemnified Party shall return any excess amounts received promptly after its receipt of such duplicative payment.

(iii)    The Parties will, to the extent permitted by law, treat any payment or receipt of Losses or indemnification under this Article IX as an adjustment to the Merger Consideration on all Tax Returns.

(e)    Limitations. The indemnification provided for in Section 9.2(a) and Section 9.2(b) shall be subject to the following limitations, except with respect to claims for fraud, intentional misrepresentation or willful misconduct, which in such instances this Section 9.2(e) shall not apply:

(i)    The aggregate Liability of the Holders for Losses pursuant to Section 9.2(a)(i)(A), Section 9.2(a)(i)(F) and Section 9.2(a)(iii)(A), other than Losses arising from a breach of any Designated Representations (the “General Representations Losses”), shall not exceed the General Representations Cap Amount.

(ii)    The aggregate Liability of the Holders for General Representations Losses as limited by the General Representations Cap Amount pursuant to Section 9.2(e)(i), Losses arising from a breach of any of the Purchase Price Representations, and Losses pursuant to Section 9.2(a)(i)(B), Section 9.2(a)(i)(C), Section 9.2(a)(i)(D), Section 9.2(a)(i)(E) and Section 9.2(a)(iii)(B), other than Losses arising from a breach of any Fundamental Representation, shall not exceed the Purchase Price Cap Amount.

(iii)    The aggregate Liability of the Holders for Losses arising from breaches of any Fundamental Representations shall not be limited by the Cap Amounts.

(vi)Notwithstanding anything set forth in this Article IX to the contrary, in no event shall any Holder be held liable for an amount which exceeds the total amount of the Merger Consideration actually received by such Holder and (if applicable) his or her spouse; provided, however, that this sentence shall not apply and there shall be no such limitations with respect to a breach by any of the Holders or (if applicable) his or her spouse of any Noncompetition Agreement to which such Holder is a party, or a breach by such Holder or (if applicable) his or her spouse, of any Fundamental Representation. Holders agree and acknowledge that the limitations set forth in the this Section 9.2(e)(iv) will increase as payments are received by the Holders pursuant to the Escrow Agreement and this Agreement, including any Tax refunds, and that such increases shall be retroactively applied so as not to limit any claim for Losses that falls within such limitations as once retroactively increased.

(vii)Except in respect of any Loss in connection with claims arising from a breach of a Designated Representation or Section 4.29 (Cash Amount) or under Section 9.2(a)(i)(C) or Section 9.2(a)(i)(G), in no event shall any Holder be liable pursuant to Section 9.2(a) unless and until the aggregate amount of all such Losses exceeds $100,000 (the “Basket”), after which point the Holders, the Principal Stockholders or the Buyer, as applicable, shall be liable for the amount of all such Losses.

(viii)Losses attributable to Taxes shall be resolved in accordance with Section 7.1(d) and not Section 9.2(c).

(ix)In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(f)    First Recourse; Exclusive Remedies.

(i)    At all times that any portion of the Escrow Fund is held in escrow pursuant to the terms of the Escrow Agreement, the first recourse for the Buyer Indemnitees until the Escrow Fund has been reduced to the zero for (A) any indemnification obligation owed to them under Section 9.2(a)(i)(C) hereof, shall be claims made against the Escrow Fund in accordance with the terms of the Escrow Agreement, until all such claims under Section 9.2(a)(i)(C) exceed $50,000 in the aggregate; provided, however, that such $50,000 amount shall be reduced to $0.00 in the event the Sellers' Representative does not make a good faith attempt to accurately estimate and pay in full, in accordance with this Agreement, all Taxes due and payable in respect of the Straddle Period, and (B) any indemnification obligation owed to any Buyer Indemnitee hereunder, other than pursuant to Section 9.2(a)(i)(C), shall be claims made against the Escrow Fund in accordance with the terms of the Escrow Agreement.

(ii)    If the Escrow Fund is no longer held in escrow pursuant to the terms of the Escrow Agreement or the Escrow Fund has been reduced to zero, the Holders shall indemnify the Buyer Indemnitees, subject to the limitations set forth in Section 9.2(e), for any Losses, or remaining balance of any Losses, owed to the Buyer Indemnitees.

(iii)    Except for injunctive action or other equitable remedies, or fraud or willful misconduct, and except as set forth in the Escrow Agreement, the remedies provided in this Article IX shall be exclusive remedies of the Parties after the Closing in respect of any matter arising out of or in connection with this Agreement or any Ancillary Agreement.

9.3    Manner of Payment.

(a)    Buyer Indemnitee. In the event that the Escrow Amount is no longer held in escrow pursuant to the terms of Escrow Agreement or the Escrow Fund has been reduced to zero, any indemnification owing to a Buyer Indemnitee by any Holder (including any Principal Stockholder) pursuant to this Article IX shall be effected within fifteen (15) Business Days after the determination thereof by wire transfer of immediately available funds or delivery of a cashier's or bank check from such Holder to an account designated in writing by the applicable Buyer Indemnitee.
(b)    Stockholder Indemnitee. Any indemnification owing to a Stockholder Indemnitee by the Buyer pursuant to this Article IX shall be effected within fifteen (15) Business Days after the determination thereof by wire transfer of immediately available funds or delivery of a cashier's or bank check from the Buyer to an account designated in writing by the applicable Stockholder Indemnitee.

Article X
ADDITIONAL AGREEMENTS

10.1    Press Releases and Announcements. No press releases or other announcements to the employees, customers or suppliers of the Company related to this Agreement, any Ancillary Agreement or the Transaction shall be issued without the mutual approval of the Buyer and the Sellers' Representative; provided, however, that the Buyer may issue a press release after the stock market closes on the Closing Date that has been approved in advance by the Sellers' Representative, such approval not to be unreasonably withheld or delayed.

10.2    Further Assurances. The Parties hereto each agree to execute such other documents or agreements or do such other acts as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the Transaction. In addition, the Buyer agrees to cooperate reasonably with the Sellers' Representative, at Sellers' Representative's expense, to the extent the Sellers' Representative requests access to documents, employees or data in the event that the Holders become the subject of an audit or investigation by a Governmental Authority or in connection with the preparation of the Post-Closing Financial Statements.

10.3    Expenses. Except as otherwise provided herein, the Buyer and the Merger Sub on the one hand and the Company and the Holders on the other hand will pay all of their own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the Transaction; provided, however, that the Surviving Corporation shall be required to pay all of its own fees, costs and expenses in connection with the performance of its obligations hereunder after the Closing.

10.4    Sellers' Representative.

(a)    In order to efficiently administer the Transaction, each Holder, by its execution of the Sellers' Representative Agreement, has irrevocably constituted and appointed Todd Johnson (the “Sellers' Representative”), as such Holder's agent and attorney-in-fact, with full power and authority to act, including full power of substitution, in his, her or its name and on his, her or its behalf with respect to all matters arising from or in any way relating to this Agreement and any other agreement entered into in connection with this Agreement (including the Ancillary Agreements) or the Transaction, including to do all things and to perform all acts required or deemed advisable, in its sole discretion, in connection with the Transaction as fully as such Holder could if then personally present and acting alone, including, without limitation (i) give and receive all communications and other deliveries to be given or received under this Agreement and the Ancillary Agreements by the Holders (for the avoidance of doubt, any communication or other delivery validly delivered to the Sellers' Representative shall be deemed to have been validly delivered to each Holder), (ii) make all decisions relating to the adjustment of the Merger Consideration, Stockholders' Transaction Expenses or other amounts hereunder or under any other Ancillary Agreement, (iii) take all action reasonably necessary in connection with the defense, payment or settlement of any claims for which any one or more of the Holders are obligated to indemnify, hold harmless or reimburse any Buyer Indemnified Parties pursuant to Article IX hereof, (iv) except as otherwise provided in Section 11.2, execute and deliver any consent under or waiver of any provision of this Agreement or any other agreement entered into in connection with this Agreement and any such consent or waiver shall be binding upon each and every Holder, (v) except as otherwise provided in Section 11.1, execute and deliver, for and on behalf of each Principal Stockholder, any amendment to this Agreement or any other agreement entered into in connection with this Agreement and any such amendment shall be binding upon each and every Holder, (vi) take any and all additional action as is contemplated to be taken by the Sellers' Representative by the terms of this Agreement and/or the Sellers' Representative Agreement, and (vii) take all actions reasonably necessary or appropriate in the judgment of the Sellers' Representative for the accomplishment of any of the foregoing. This appointment of agency and this power of attorney is coupled with an interest and shall be irrevocable and shall not be terminated by any Holder or by operation of law.
(b)    Any decision or action by the Sellers' Representative hereunder or under any other Ancillary Agreement made in accordance with this Section 10.4 and the Sellers' Representative Agreement shall constitute a decision or action of all the Holders and shall be final, binding and conclusive upon each of the Holders. None of the Holders shall have the right to object to, dissent from, protest or otherwise contest the same.

(c)    Neither the Sellers' Representative nor any agent employed by it shall incur any Liability to any Holder by virtue of the failure or refusal of the Sellers' Representative for any reason to consummate the Transaction or relating to the performance of its other duties hereunder or any of its omissions or actions with respect thereto. The Holders, by virtue of their execution of the Sellers' Representative Agreement, jointly and severally, agree to indemnify the Sellers' Representative, his successors, assigns, agents, attorneys and affiliates (the “Sellers' Representative Parties”) and to hold the Sellers' Representative Parties harmless against any and all losses, Liabilities or expenses incurred without bad faith on the part of the Sellers' Representative and arising out of or in connection with his duties as Sellers' Representative, including the reasonable costs and expenses incurred by the Sellers' Representative in defending against any claim or Liability in connection herewith.

(d)    Contemporaneous with the execution and delivery hereof, the Sellers' Representative and each of the Holders shall execute and deliver an agreement in the form of the attached Exhibit E (the “Sellers' Representative Agreement”), pursuant to which the Sellers' Representative shall agree to perform the obligations of the Sellers' Representative set forth herein and therein. In the event the provisions contained in this Section 10.4 conflict with or are otherwise inconsistent with the terms of the Sellers' Representative Agreement, the terms of this Section 10.4 shall control.

10.5    Post-Closing Financial Statements. Within thirty (30) days after the Effective Time, the Sellers' Representative will deliver to the Buyer unaudited financial statements of the Company (balance sheet and statement of operations which shall include payments and disbursements in respect of Taxes, vacation/paid-time-off and bonuses for employees) for the current fiscal year for the period between June 30, 2011, and July 31, 2011 (the “Post-Closing Financial Statements”; together with the Prior Year Financial Statements and the Interim Financial Statements, the “Financial Statements”). Except as set forth on Schedule 4.6, the Post-Closing Financial Statements will be complete and correct in all material respects and will be prepared on a consistent basis throughout the applicable period in accordance with GAAP.

Article XI
MISCELLANEOUS

11.1    Amendment. This Agreement may be amended or modified in whole or in part at any time by an agreement in writing among the Company, the Buyer, the Merger Sub and the Sellers' Representative; provided, however, that any amendment which adversely and disproportionately affects a particular Principal Stockholder relative to the other Principal Stockholders shall also require the written approval of such Principal Stockholder.

11.2    Waiver. Any term or provision of this Agreement may be waived in writing at any time by the Buyer, the Company, the Merger Sub and the Sellers' Representative; provided, however, that any waiver which adversely and disproportionately affects a particular Principal Stockholder relative to the other Principal Stockholders, shall also require the written approval of such Principal Stockholder. Any waiver effected pursuant to this Section 11.2 shall be binding. No failure to exercise, and no delay in exercising, any right, power or privilege shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude the exercise of any other right, power or privilege. No waiver of any breach of any covenant or agreement hereunder shall be deemed a waiver of a preceding or subsequent breach of the same or any other covenant or agreement.

11.3    Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery when personally delivered, (b) one (1) Business Day after being sent by reputable overnight courier service (charges prepaid), (c) if sent by facsimile, when sent (if received prior to 5.1:00 PM (local time of the recipient) on a Business Day (or otherwise the next Business Day), or (d) on the date of the next Business Day following the date indicated on the return receipt if delivered by registered or certified mail (postage prepaid, return receipt requested). Such notices, demands and other communication shall be sent to the to the intended recipient as set forth on Schedule 11.3, or to such other address or to the attention of such other Person as the recipient Party has specified by prior written notice to the sending Party. All notices, demands and other communications hereunder may be given by any other means (including electronic mail), but shall not be deemed to have been duly given unless and until it is actually received by the intended recipient.

11.4    Binding Agreement; Assignment. This Agreement and all the provisions hereof will be binding upon and inure to the benefit of the Parties and their respective successors, heirs, beneficiaries, representatives and permitted assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned (i) by the Company without the prior written consent of the Buyer; (ii) by any Principal Stockholder without the prior written consent of the Company and the Buyer; or (iii) by the Buyer without the prior written consent of the Company, except that upon written notice to the Company and the Sellers' Representative, the Buyer may (A) make a collateral assignment of its rights hereunder to any lender to the Buyer or any of its Affiliates or (B) assign its rights and obligations hereunder to one or more of its wholly-owned Affiliates, in each case, so long as the Buyer remains fully liable for all of its obligations under this Agreement.

11.5    Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law and if the rights or obligations of any Party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance here from. Upon such determination that any term or provision is illegal, invalid or incapable of being enforced, the Company, the Buyer and the Sellers' Representative shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner so that the Transaction may be fulfilled to the extent possible.

11.6    No Strict Construction. The language used in this Agreement will be deemed to be the language jointly chosen by the Parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person. No provision of this Agreement will be interpreted in favor of, or against, either of the parties hereto by reason of the extent to which either such Party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

11.7    Captions. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and will not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement will be enforced and construed as if no captions had been used in this Agreement.
11.8    Entire Agreement. This Agreement (including the Ancillary Agreements and the Exhibits and schedules attached hereto and thereto) and the Confidentiality Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof; provided that, this Agreement shall not supersede or in any way modify the terms of the Confidentiality Agreement, which agreement shall remain in full force and effect.

11.9    Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed an original but all of which taken together will constitute one and the same instrument.
11.10    Governing Law; Venue.

(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Maryland.

(b)    Each of the Parties (i) consents to submit itself to the exclusive personal jurisdiction of the courts of the State of Maryland, located in the County of Baltimore, or the United States District Court for the District of Maryland (and appellate courts from any of the foregoing), in the event any dispute arises out of this Agreement or the Transaction, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that any action relating to this Agreement or the Transaction shall be brought exclusively in the courts of the State of Maryland, located in the County of Baltimore, or the United States District Court for the District of Maryland (and appellate courts from any of the foregoing).
11.11    Waiver of Jury Trial. EACH OF THE BUYER, THE MERGER SUB, THE PRINCIPAL STOCKHOLDERS, THE SELLERS' REPRESENTATIVE, ON BEHALF OF THE HOLDERS, AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE BUYER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

11.12    Parties in Interest. This Agreement is for the sole benefit of the Parties hereto, the other Holders, and their permitted assigns and, except as provided under Section 7.1 and Article IX, nothing herein express or implied shall give or be construed to give to any Person, other than the Parties hereto, the other Holders and such permitted assigns, any legal or equitable rights hereunder.

11.13    Exhibits and Schedules. The Exhibits and schedules constitute a part of this Agreement and are incorporated into this Agreement for all purposes.

11.14    Certain Interpretive Matters and Definitions. Unless the context otherwise requires,

(i) all references to Sections, subsections, Articles or schedules are to Sections, subsections, Articles or schedules of or to this Agreement and unless expressly stated otherwise, shall be deemed to constitute a reference to all subsections thereof, (ii) each term defined in this Agreement has the meaning assigned to it, (iii) “or” is disjunctive but not necessarily exclusive, (iv) words in the singular include the plural and vice versa, (v) words of any gender include each other gender; the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement, (vi) each accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP, (vii) the term “obligations” means all such matters of any nature, whether fixed or contingent, known or unknown, or arising under contract, law, equity or otherwise, and (viii) the word “including” and similar terms following any statement will not be construed to limit the statement to matters listed after such word or term, whether or not a phrase of nonlimitation such as “without limitation” is used. All references to “$” or dollar amounts will be to lawful currency of the United States of America. Any representation or warranty contained herein as to the enforceability of a contract shall be subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or other similar Legal Requirement affecting the enforcement of creditors' rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

[Signature Pages Follow]

SIGNATURE PAGES TO THE AGREEMENT AND PLAN OF MERGER
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BUYER: Transcend Services, Inc.		COMPANY: Salar, Inc.
By:	/s/ Larry G. Gerdes	By:	/s/ Todd Johnson
Name:	Larry G. Gerdes	Name:	Todd Johnson
Title:	Chief Executive Officer	Title:	President

MERGER SUB: Salar Acquisition Corporation		PRINCIPAL STOCKHOLDERS:
By:	/s/ Larry G. Gerdes	/s/ Todd Johnson
Name:	Larry G. Gerdes	Name:Todd Johnson
Title:	Chief Executive Officer

/s/ Gabriel Weisz
Name:Gabriel Weisz

/s/ Meir Gottlieb
Name:Meir Gottlieb